Form 20-F
period 1999-12-31
SIMPLAYER COM LTD
filed 2000-07-07
CIK 1007993

================================================================================
     PLEASE NOTE: THIS FORM 20-F IS FILED HEREWITH AS A CONFIRMING COPY. THE ORIGINAL HARDCOPY FILING WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 8, 2000.
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                    FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

      For the Fiscal Year Ended                      Commission File
          December 31, 1999                    Nos. 333-1358 and 333-11174

                               SIMPLAYER.COM LTD.
                               ------------------
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's Name into English)

                                     ISRAEL
                                     ------
                                (Jurisdiction of
                         incorporation or organization)

                    2 Mohaliver Street, Yehood, Israel 56207
                    (Address of principal executive offices)

        SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

           SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                       ORDINARY SHARES, NIS 0.01 PAR VALUE
                       -----------------------------------
                                (Title of Class)

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                         SECTION 15(D) OF THE ACT: NONE

        INDICATE NUMBER OF SHARES OUTSTANDING OF EACH OF THE REGISTRANT'S
           CLASSES OF CAPITAL OR COMMON STOCK AS OF DECEMBER 31, 1999:

                  6,268,728 ORDINARY SHARES, NIS 0.01 PAR VALUE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes  X    No
                                      ---      ---

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item  17    Item 18  X
                                  ----           ---
================================================================================

                                Table of Contents
                                -----------------

                                                                                                               Page
                                                                                                               ----
PART I............................................................................................................1

   ITEM 1      DESCRIPTION OF BUSINESS............................................................................1
   ITEM 2      DESCRIPTION OF PROPERTY............................................................................9
   ITEM 3      LEGAL PROCEEDINGS..................................................................................9
   ITEM 4      CONTROL OF REGISTRANT..............................................................................9
   ITEM 5      NATURE OF TRADING MARKET..........................................................................11
   ITEM 6      EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS................................12
   ITEM 7      TAXATION..........................................................................................12
   ITEM 8      SELECTED FINANCIAL DATA...........................................................................19
   ITEM 9      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............22
   ITEM 9A     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.........................................37
   ITEM 10     DIRECTORS AND OFFICERS OF REGISTRANT..............................................................37
   ITEM 11     COMPENSATION OF OFFICERS AND DIRECTORS............................................................41
   ITEM 12     OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES....................................42
   ITEM 13     INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS....................................................43

PART II..........................................................................................................44

   ITEM 14     DESCRIPTION OF SECURITIES TO BE REGISTERED........................................................44

PART III.........................................................................................................44

   ITEM 15     DEFAULTS UPON SENIOR SECURITIES...................................................................44
   ITEM 16     CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SHARES...............................44

PART IV..........................................................................................................44

   ITEM 17     FINANCIAL STATEMENTS..............................................................................44
   ITEM 18     FINANCIAL STATEMENTS..............................................................................44
   ITEM 19     FINANCIAL STATEMENTS AND EXHIBITS.................................................................45

PART I

ITEM 1       DESCRIPTION OF BUSINESS

     THIS ANNUAL REPORT CONTAINS "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED UNDER UNITED STATES SECURITIES LAWS, WITH RESPECT TO, AMONG OTHER THINGS, OUR EXPECTATIONS REGARDING MARKETS, PRODUCTS, PLANS, DEVELOPMENT, BUSINESS MODELS, MARKETING, GROWTH AND OBJECTIVES OF MANAGEMENT. THE WORDS "BELIEVE", "MAY", "WILL", "ESTIMATE", "CONTINUE", "ANTICIPATE", "INTEND", "EXPECT" AND SIMILAR EXPRESSIONS OR REFERENCES TO FUTURE EVENTS IDENTIFY FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED HEREIN ARE MADE AS OF THE DATE OF THIS REPORT, BASED ON INFORMATION AVAILABLE TO US TODAY. WE ASSUME NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT. ALL FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES INCLUDING THOSE DESCRIBED BELOW IN ITEM 9 UNDER "CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS". IN LIGHT OF THESE RESULTS, ACTUAL RISKS MAY VARY MATERIALLY FROM THOSE ANTICIPATED.

     Unless the context otherwise requires, "SimPlayer", "us", "we" and "our" refer to SimPlayer.com Ltd and its subsidiaries.

                                    * * * * *

GENERAL OVERVIEW AND RECENT DEVELOPMENTS

     SimPlayer, formerly known as LOGAL Educational Software & Systems Ltd., is an early-stage venture based on proprietary technology that transforms raw data into visual, dynamic and interactive, "sticky" web applications.

     On July 15, 1999, we sold the LOGAL name and substantially all of our assets relating to the LOGAL educational business to Riverdeep Interactive Learning Ltd., a privately held Irish company. For more information about the LOGAL educational business, please consult our Annual Report on Form 20-F filed with the SEC on July 15, 1999. We are no longer involved in education except that we have granted Riverdeep an exclusive license to our SimPlayer technology for use in the K-12 science and math education markets.

     Since completion of that sale, we have focused our efforts on developing and implementing a business plan and initial product prototypes to apply our SimPlayer technology to sports on the Internet. The SimPlayer business is at a very early stage and our plans and business model change and evolve rapidly.

     SimPlayer was founded in 1985 and is a corporation organized and existing under the laws of the State of Israel. Our U.S. subsidiaries, SimPlayer.com, Inc. and Xlog, Inc. are currently located in Cambridge, Massachusetts.

                             THE SIMPLAYER BUSINESS

OVERVIEW

     SimPlayer.com is pioneering a new way for Internet users to seek and receive electronic information. We have developed a proprietary web-based technology, SimPlayer, that allows its users to request, visualize and interact with this information. The technology can be used for simulation, statistical analysis, real-time entertainment, and commerce. We intend to use this technology to develop immersive, interactive applications for the sports market.

     We plan to use the SimPlayer technology first to develop a series of baseball applications, and we may then create applications for other sports such as football, basketball, hockey and golf. The baseball applications may include animated versions of actual baseball games; tools to analyze statistics, compare players and manage fantasy leagues; and multi-player, statistically driven virtual baseball games.

     We believe that the sports applications we are creating with SimPlayer are "sticky" applications -- applications that draw users to a site, keep them there, and give them a reason to return. We anticipate that users of the baseball applications will spend time following animations of real games, comparing players, analyzing their fantasy leagues and playing virtual games. These users are also likely to be avid baseball fans that we believe will constitute an audience that is attractive to advertisers and sponsors.

INDUSTRY BACKGROUND

THE INTERNET

     The Web is the fastest growing communications medium in history. According to a 1999 report by eMarketer, "the Internet reached a critical mass of 50 million Americans in just five years, compared with 13 years for television, 38 years for radio, and ten for cable." In April 1999, Intelliquest reported that 83 million adults, or 40% of the U.S. population age 16 or older, were accessing the Internet, an increase of 29% over the same period in the previous year. The study also found that the number would increase by 17.2 million within the next year.

THE SPORTS MARKET

     Sports is an integral part of our society and is growing rapidly on the Internet. The 1999 ESPN Chilton Sports Poll reported that 85% of the U.S. population age 12 or older are sports fans, and that the average American follows five of the top twelve sports. It further estimates that approximately 33.8% of the U.S. population age 12 or older accessed sports information on the Internet in 1999. We estimate that to be approximately 40 million people. ESPN Chilton found the Web to be the fastest growing market in sports, and found a direct correlation between the intensity of being a sports fan and computer usage. Further, Xceed Intelligence compared several studies on the demographics of Internet users with the demographics of fans of major professionals sports. They found the two demographics to be very similar, consisting of upper income, well educated, young males. Sport sites consistently rank highly among the most heavily trafficked areas on the Internet. According to Xceed, sport sites "generate among the most loyal followings in cyberspace," and fantasy sports sites are among the most successful. According to their report, the New York Times has called sports fans "among the most ardent and involved Netizens."

LOW BANDWIDTH VS. HIGH BANDWIDTH MARKET

     While the number of people connected to the Internet is growing rapidly, most people are still using low bandwidth connections. Though the market for high bandwidth connections is growing exponentially, there will continue to be a low bandwidth market for many years to come. eMarketer reports that 92% of all online accounts still use telephone, or dial-up connections to access the Internet. International Data Corporation projects that by 2002, approximately 80% of Internet users will still be connected with nothing faster than a 56Kbps modem. Paine Weber projects that in 2002, 12 million Internet users will have high bandwidth access. We believe this two-tiered market will provide opportunities for applications based on technologies which provide highly interactive performance for both the low bandwidth and high bandwidth markets.

WEB ADVERTISING AND SPONSORSHIP

     Web advertising revenue is projected to grow at a very fast pace. A 1999 report by eMarketer forecasts Web advertising revenues to grow from $3.1 billion in 1999 to $13.3 billion by 2003. Banner advertising, in which a banner appears at the top of the page, accounted for 50% of 1999 advertising revenue and sponsorships, in which the sponsor places an ad in a prominent place on a web site for an extended period of time, accounted for 40% of 1999 advertising revenue. eMarketer further reports that there are more Web advertisers seeking sponsorship opportunities than there are sites with high quality content suitable for sponsorship. Sports attract advertisers because they deliver a strong user demographic.

     We believe that these trends combine to form an attractive opportunity for a company offering Internet applications capable of high performance at both high and low bandwidth and directed at the growing market of sports on the Internet.

STRATEGY

     Our objective is to become a leader in interactive, immersive Internet applications that assimilate different kinds of information from multiple sources. We plan to develop the model in a single market, sports, and may expand to others in the future. Our strategy includes the following key elements:

DEVELOP APPLICATIONS FOR THE GLOBAL SPORTS MARKET

     We intend to develop applications for the global sports market, starting with baseball as our first sport. We have developed a baseball application that simulates a game from a live data feed, and integrates the game view with statistical analysis to give the user a new kind of interactive experience. We intend to develop additional baseball applications to help manage fantasy leagues, perform ad hoc statistical analysis, and allow multi-player, statistically driven games. We intend to apply portions of these applications to both professional and amateur sports.

HOST A DESTINATION SITE, ESPORTSPLUS.COM

     We intend to create eSportsPlus.com as our destination site for sports. The target audience for eSportsPlus.com is the "power" sports fan -- the fan that is interested in statistics, participates in a fantasy league, or has an interest in interactive sports games. We plan to launch an initial version of the site in the second quarter of 2000.

DEVELOP STRATEGIC PARTNERSHIPS THAT TAKE OUR TECHNOLOGY TO OTHER WEB SITES

     We intend to develop strategic partnerships with other companies involved with Internet sports. These strategic partnerships may, for example, involve the licensing of SimPlayer applications or components, or the development of custom components for a partner's site.

INVEST IN FURTHER DEVELOPMENT OF THE SIMPLAYER TECHNOLOGY

     SimPlayer is a proprietary technology that allows us to create Web applications that are more interactive and dynamic than those that can be created with many standard Web technologies. We intend to continue to invest in the SimPlayer technology to allow us to continue to add enhanced features to our applications.

DEVELOP NEW WEB SPONSORSHIP OPPORTUNITIES

     We intend to develop attractive sponsorship relationships by capitalizing on advantages resulting from our SimPlayer technology, including:

     o SimPlayer applications are anticipated to be extremely "sticky" - creating loyal repeat users;

     o SimPlayer enables interactivity between eCommerce components and the entertainment components; permitting highly targeted eCommerce activities; and

     o SimPlayer provides useful information back to sponsors to help them measure their market reach, including the number and frequency of unique visitors, amount of time spent in each component, and what they are looking at.

GENERATE MULTIPLE REVENUE OPPORTUNITIES

     We intend to pursue multiple revenue streams potentially including sponsorships, eCommerce, licensing, contract development services, and subscriptions.

THE SIMPLAYER TECHNOLOGY

     SimPlayer, our proprietary Web technology for interactive data visualization, is the foundation of our sports applications. A Web page enhanced with a SimPlayer application can retrieve content, such as data, text and photographs that exists in different places on the Web and present it to the user in a visual, dynamic way that makes it more understandable.

     SimPlayer uses the browser to present interactive representations of data from a live data feed or an electronic probe, or from static databases that may exist anywhere on the Internet.

     SimPlayer is a browser plug-in that can control and communicate with any SimPlayer components, or objects, that are placed on a Web page. The SimPlayer technology consists of a series of generic "components" and authoring tools. Generic components consist of user interface components such as push buttons and pull-down menus; data manipulation components such as parsing and spreadsheets; visualization components such as animations and graphs; and function-specific components. Authoring tools are used to combine components together to create applications, connect components to data sources, and convert other types of components such as Java beans, Java applets and ActiveX controls to SimPlayer components. All components can carry a brand and can contain built-in commerce mechanisms.

     Applications are created by combining components and defining the links between them. For example, a simple application could combine an animation component, a chart component and ticker component so that all components automatically interact to permit the user to experience real time simulation of a baseball game with a live scoreboard and the relevant contextual statistics.

     SimPlayer contains several additional features that expand its use:

     o The content owner, such as the provider of baseball statistics or photographs, can brand their content that is delivered with SimPlayer such that they receive recognition any time their content is used.

     o Output from a component can be dynamically updated as the underlying content changes, regardless of where the component resides.

     o SimPlayer components can communicate with other SimPlayer components even though the programmer of one did not know the other existed when the Component was initially created.

     o SimPlayer components allow two-way communications that enable the content provider or sponsor to learn about the user.

     o SimPlayer technology delivers low-bandwidth-friendly solutions that have previously required high-bandwidth capability.

PRODUCTS IN DEVELOPMENT

     We are currently developing our first destination site, eSportsPlus.com. eSportsPlus.com is being designed to serve the power sports fans who look to the Internet to research, analyze and view sports data as well as follow real time and historical sporting events. We are developing initial applications with animations of real games, statistical analysis of teams and players, and tools for managing a fantasy league. The site is being designed to provide an interactive immersive Web experience in which fans can explore and compare players and teams, as well as relive a game or parts of a game. One planned application, pictured below, includes animations of real games based on live or historical data.

                     [GRAPHIC SHOWING SIMPLAYER COMPONENTS]











     Each item on the page, such as the scoreboard, ticker (the narrow black band with text above the scoreboard) and player card, is a component or collection of components. The scoreboard and animation components can be connected to a live data feet or a historical database. The other components are connected to player and team databases and are designed to coincide with the information that is generated during the game. For example, if a player is at bat, the baseball card component will display his photo and batting statistics. The ticker would simultaneously display the batter's year-to-date statistics that are relevant to the current game situation, such as his batting average with runners on base, runners in scoring position, or against a left-handed pitcher. The user can then choose to review a past play or look at historical data, such as the batter's performance in the past against the same pitcher or in the same park.

PRODUCT DEVELOPMENT

     We are leveraging the expertise we gained in developing the LOGAL-branded science and math education products, which were built for an interactive model of learning. After we enabled all of the LOGAL educational software products to be used over the Internet, we decided to apply our expertise at developing simulation models and dynamic visualization tools and our experience in converting products to the Internet to developing SimPlayer.

     We have two product development centers, one in the U.S. and one in Israel. Each location is run by a Vice President of Research and Development. All sports-specific development is done in the U.S. and some SimPlayer technology work is done in Israel. As of February 29, 2000, the company had eleven full-time software engineers in the U.S. and four in Israel working on technology infrastructure and sports components. In addition, we had a team consisting of three full-time people and one part-time person working exclusively on the development of eSportsPlus.com and two full-time quality assurance persons working with our engineers. As of the date of this report, we outsource graphic design work and other web development work that is not dependent on SimPlayer technology and we outsource quality assurance of both SimPlayer and eSportsPlus.com.

BUSINESS DEVELOPMENT AND MARKETING

     As of February 29, 2000, we had two full-time people in business development and two full-time people in marketing. In January 2000, we began business development activities, and had initial conversations with some potential business partners. We plan to continue discussions with selected partners and will increase activity following the anticipated launch of eSportsPlus.com in the second quarter of 2000.

     Marketing resources have been focused on developing product and marketing plans and obtaining the content licensing needed for eSportsPlus.com. In December 1999, we retained PAN Communications as our public relations agency. We are evaluating different options for developing and selling our sponsorship programs, including finding third parties to manage these functions on our behalf.

COMPETITION

     We anticipate facing potential competition from companies offering sports-related content on the Web, as well as from companies offering interactive Internet technologies for dynamic Web visualizations.

     The number of Web sites in the sports category competing for attention from fans and for sponsorship revenue continues to grow. Some type of live game coverage and statistics are available on web sites of most major sports portals such as ESPN, CBS/Sportsline and TotalSports; broadcast networks such as Fox and NBC; professional sports leagues and teams. We know of several baseball fantasy league sites. We expect competition from sports related Internet sites to increase in the future.

     We believe that today most of the sports sites rely on technologies such as Macromedia's Shockwave and Java to create interactive game simulations. We believe that SimPlayer allows us to develop applications that currently have advantages over those developed with Java and Shockwave, including:

     o an ability to provide a higher level of interactivity that immerses the user in the application;

     o an ability to deliver low bandwidth friendly solutions that have previously needed high bandwidth capability;

     o an ability to provide sponsors with the information they seek regarding users of sponsored applications.

     Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing on the proprietary rights of others. We rely on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection for our technology. We presently have one patent application pending in the United States. We cannot predict whether this application will result in any issued patents, or, if patents are issued, whether it will provide any meaningful protection. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We may license our software pursuant to signed license agreements, which impose certain restrictions on the licensee's ability to utilize the software. Finally, we seek to limit disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements to existing products are more important than the various legal protections of our technology to establishing and maintaining a technology leadership position.

EMPLOYEES

     As of February 29, 2000, our SimPlayer activities involved 27 full-time equivalent employees, including one employee in administration and finance, five employees in marketing and business development, and 20 employees in engineering, research and development. Four of these employees are based in our facilities in Israel, and 23 are based in the U.S. We believe that our relations with these employees are good.

     The employees and the Company are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) (the "Histadrut") and the Coordination Bureau of Economic Organizations (including the Manufacturers' Association of Israel) are applicable to SimPlayer's Israeli employees by order (the "Extension Order") of the Israeli Ministry of Labor and Welfare. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of SimPlayer's Israeli employees are automatically adjusted based on changes in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time.

     Israeli law generally requires severance pay upon the retirement or death of an Israeli employee or termination by the Company of employment without due cause. SimPlayer currently funds its ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. As of December 31, 1999, the Company's total ongoing severance obligations were $133,000, and there are $99,000 in our severance fund. See Note 8 of Notes to Consolidated Financial Statements. In addition, Israeli employees and employers are required to pay specified sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are 14.5% of wages (up to a specified amount), of which the employee contributes 66% and the employer contributes 34%. The majority of the permanent Israeli employees of SimPlayer are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. The Company contributes 13.33% to 15.83% (depending on the employee) of base wages of its permanent Israeli employees to such plans and such employees contribute 5.0% of base wages.

ITEM 2       DESCRIPTION OF PROPERTY

     As of February 1, 2000, our Israeli main office is in a facility consisting of approximately 1,378 square feet is in the town of Yahood, Israel, pursuant to a lease agreement expiring on January 31, 2002. In addition, we maintain an office for one employee in Sde Eliezer in the north of Israel in a facility consisting of approximately 172 square feet pursuant to a lease agreement expiring on December 31, 2001 . Under these agreements we will be paying a monthly amount of $2000. The rental payments are fixed to the end of their respective terms and are in NIS, linked either to the dollar or to the Israeli CPI.

     We previously maintained offices in a facility consisting of approximately 13,720 square feet in Hatzor, Israel, which is currently empty, and we are in negotiations with the landlord to find a replacement tenant. The Hatzor lease agreement expires on June 16, 2001. Under these agreements, SimPlayer currently pays a total monthly rental of $5000 for its facilities in Hatzor. The payments under the term of this lease were accrued in 1997 and 1998 as part of the 1997 and 1998 restructuring plan.

     We have a subleased office facilities consisting of approximately 8,000 square feet in Stoneham, Massachusetts for a monthly rent of $13,000 through July 2000 and are currently seeking other facilities for a longer term.

ITEM 3       LEGAL PROCEEDINGS

     As of February 29, 2000, we are not involved in any material legal proceedings.

ITEM 4       CONTROL OF REGISTRANT

     To our knowledge, (A) we are not directly or indirectly owned or controlled
(i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of SimPlayer. The following table sets forth, as of February 29, 2000, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 10% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group.

                                                                  PERCENT OF
                              NAME                 AMOUNT-OWNED    CLASS (1)
------------------------------------------------- -------------- ------------
EVISIONLLC.COM, LLC (2)                             3,226,918        36.2%
Yoel Givol (3)                                      4,415,520        49.6
Pat McDonagh (4)                                    3,226,918        36.2%
------------------------------------------------- -------------- ------------
All directors and executive officers as group       5,056,769        54.8%
(8 persons) (5)

------------------------------------------------- -------------- ------------

1. Applicable percentage of ownership is based upon 8,903,572 Ordinary Shares outstanding as of February 29, 2000. Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting and investment power with respect to shares. Ordinary Shares subject to options currently exercisable or exercisable within 60 days after February 29, 2000 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

2. E-Vision has as its members the following entities, each of which owns an equal interest in E-Vision: NILETT LLC, MARIN.COM LLC, SABLINE LLC, SHG.COM LLC, GOG LLC and ECO LLC. Yoel Givol, SimPlayer's Chief Executive Officer and a director, is the managing member of SHG.COM LLC, and members of Mr. Givol's family are members of GOG LLC and ECO LLC. Mr. Givol disclaims beneficial ownership of any interest not directly held by him. Pat McDonagh, a director, is a member of NILETT LLC, and a trust for the benefit of members of Mr. McDonagh's family is a member of SABLINE LLC. Mr. McDonagh disclaims beneficial ownership of any interest not directly held by him. 800,000 shares owned by E-Vision are subject to call options held by certain former stockholders, which such options are exercisable through 2004.

3. Consists of 4,415,520 Ordinary Shares beneficially held by Mr. Givol, of which (a) 10,000 and 9,429 such Ordinary Shares are held by Mr. Givol's daughter and wife, respectively, and (b) 3,226,918 shares are held by E-Vision (See Note 2 above), and (c) 1,030,873 shares are held by Givol and Associates L.P., a limited partnership with Mr. Givol, his wife and son, of which Mr. Givol is the general partner. Mr. Givol disclaims beneficial ownership of any interest not directly held by him.

4. Consists of Ordinary Shares held by E-Vision, as to which Mr. McDonagh disclaims beneficial ownership (see Note 2 above).

5. Consists of (a) 329,577 Ordinary Shares which may be purchased pursuant to options exercisable within sixty days of February 29, 2000; (b) 281,972 Ordinary Shares held by directors and executive officers of SimPlayer; and
     (c) 4,445,220 Ordinary Shares for which certain directors may be deemed to share the power to vote or dispose of, but as to which such directors disclaim beneficial ownership, of which: (i) 3,226,918 Ordinary Shares are held by E-Vision; (ii) 10,000 and 9,429 Ordinary Shares are held by Mr. Givol's daughter and wife, respectively; (iii) 1,030,873 Ordinary Shares are held by Givol and Associates L.P;

     and (iv) 168,000 Ordinary Shares held by CAP Ventures Ltd., an entity for which Dr. Michael Anghel, one of our directors, serves as Chairman and CEO.

ITEM 5       NATURE OF TRADING MARKET

     SimPlayer's Ordinary Shares trade on The Nasdaq SmallCap Market. On October 28, 1999, in connection with our name change, we changed our stock ticker symbol from LOGLF to SMPL. The following table sets forth the high and low sales prices of the Ordinary Shares on The Nasdaq SmallCap Market for the fiscal quarters indicated.

YEAR ENDED DECEMBER 31, 1998           HIGH             LOW
---------------------------------- ---------------- ----------

     First Quarter                    $1.50           $0.813
     Second Quarter                   $2.50           $0.813
     Third Quarter                    $1.75           $1.00
     Fourth Quarter*                  $1.00           $0.313

YEAR ENDED DECEMBER 31, 1999           HIGH             LOW
---------------------------------- ---------------- ----------

     First Quarter                    $1.00           $0.375
     Second Quarter                   $0.875          $0.313
     Third Quarter                    $0.875          $0.406
     Fourth Quarter                   $2.75           $0.188

---------------------------------- ---------------- ----------
YEAR ENDED DECEMBER 31, 2000           HIGH             LOW
---------------------------------- ---------------- ----------
     Through February 29, 2000        $9.063          $2.438

     * Effective December 10, 1998, trading in SimPlayer's Ordinary Shares was moved from The Nasdaq National Market to The Nasdaq SmallCap Market. During the period of October 1, 1998 through December 9, 1998, the high and low sales prices of SimPlayer Ordinary Shares on The Nasdaq National Market were $1.00 and $0.50, respectively. During the period from December 10, 1998 through December 31, 1998, the high and low sales prices of SimPlayer Ordinary Shares on The Nasdaq SmallCap Market were $0.563 and $0.313, respectively.

     As of February 29, 2000, there were 43 holders of record of our Ordinary Shares, 36 of which holders of record holding approximately 4,327,500 Ordinary Shares, or 49% of our outstanding Ordinary Shares, had registered addresses within the United States. The number of record holders in the United States is not representative of the number of beneficial holders, nor are the registered addresses of record holders representative of where beneficial holders are resident since many of these Ordinary Shares are held of record by brokers or other nominees. There is currently no trading market for our shares outside the United States.

ITEM 6       EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     Pursuant to a General Permit issued by the Israeli controller of Foreign Currency, purchasers of any of SimPlayer's Ordinary Shares (other than certain Israeli institutional investors) will be able to convert any proceeds from the sale of such Ordinary Shares, as well as dividend and liquidation distribution thereon, if any, into non-Israeli currencies, provided that Israeli income tax has been paid (or withheld) on such amounts (to the extent applicable).

     Neither the Memorandum of Association and the Articles of Association of SimPlayer, nor the laws of the State of Israel, restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

ITEM 7       TAXATION

     The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes.

UNITED STATES
-------------

     The following summary describes the material U.S. Federal income tax consequences to U.S. Holders (as defined below) arising from the purchase, ownership and disposition of our Ordinary Shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. This summary is addressed only to holders that are U.S. citizens, individuals resident in the United States for U.S. federal income tax purposes, domestic U.S. corporations, estates the income of which is subject to U.S. federal income tax regardless of the source of their income and any trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or
(ii) the trust was in existence on August 20, 1996 and, in general, would have been treated as a U.S. Holder under rules applicable prior to such time, provided the trust elects to continue such treatment thereafter (collectively, "U.S. Holders"). This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary is directed only to U.S. Holders that hold Ordinary Shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, holders of Ordinary Shares as part of a "straddle," "hedge" or "conversion transaction." U.S. Holders who own (directly, indirectly or through attribution) 10% or more of our outstanding Ordinary Shares and persons who own Ordinary Shares through a partnership or other pass-through entity.

     Each U.S. Holder should consult with his, her or its own tax advisor as to the particular tax consequences to him, her or it of the purchase, ownership and sale of Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

SALE OR EXCHANGE OF ORDINARY SHARES

     A U.S. Holder's sale or exchange of Ordinary Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the Ordinary Shares sold. Gain or loss realized on the sale of Ordinary Shares will be long-term capital gain or loss if the Ordinary Shares sold have been held for more than one year at the time of the sale or exchange. If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be a short-term capital gain or loss. Any capital loss realized upon the sale, exchange or other disposition of Ordinary Shares generally is deductible only against capital gains and not against ordinary income, except that in the case of non-corporate taxpayers, capital loss is deductible to the extent of capital gains plus ordinary income up to $3,000. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of Ordinary Shares will be treated as U.S. source income for U.S. foreign tax credit purposes.

     A U.S. Holder's tax basis in his, her or its Ordinary Shares generally will be the purchase price paid therefor by such U.S. Holder. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

TREATMENT OF DIVIDEND DISTRIBUTIONS

     For U.S. federal income tax purposes, the gross amount of any distributions (including the amount of any Israeli taxes withheld therefrom) paid to a U.S. Holder with respect to his, her or its Ordinary Shares will be included in his, her or its ordinary income to the extent that the dividends are paid out of our current or accumulated earnings and profits, as determined based on U.S. federal tax principles. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under Section 243 of the Code. Dividend distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder's tax basis in his, her or its Ordinary Shares to the extent thereof and then as a gain from the sale of Ordinary Shares. Dividends paid in NIS may be included in income in a U.S. dollar amount based on the exchange rate at the time of their receipt. Any gain or loss resulting from currency fluctuations during the period from the data a dividend is paid to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

     Dividends paid to a U.S. Holder with respect to Ordinary Shares will be treated as foreign source dividend income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, any Israeli withholding tax imposed on such dividends generally will be eligible for credit against such U.S. Holder's U.S. federal income tax liability or, at the U.S. Holder's election, may be claimed as a deduction against income in determining such tax liability. The limitations on claiming a foreign tax credit include computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends with respect to the Ordinary Shares generally will be classified as "passive income" for purposes of computing the foreign tax credit limitation. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our Ordinary Shares to the extent such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the 16 day holding period required by the statute. The calculation of allowable foreign credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid, involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, U.S. Holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

     Generally, we will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of our gross income is passive in nature, or (ii) on average for such tax year, 50% or more of our assets (by value) produce or are held for the production of passive income. We do not believe that we satisfy either of the foregoing tests for PFIC status for any tax year to date, and, although we have acquired substantial cash in connection with our recent offerings of Ordinary Shares, we expect that the majority of our assets will continue to generate sufficient levels of active income to avoid PFIC treatment for U.S. federal income tax purposes. However, since the determination whether we are a PFIC will be made annually based on facts and circumstances that, to some extent, may be beyond our control, there can be no assurance that we will not become a PFIC at some time in the future.

     If SimPlayer were treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder's holding period of Ordinary Shares and such U.S. Holder does not make a QEF Election or a "mark-to-market" election (both as described below), any gain recognized by such U.S. Holder upon the sale of Ordinary Shares (or the receipt of certain distributions) would be treated as ordinary income, such income would be allocated over such U.S. Holder's holding period with respect to such Ordinary Shares, and an interest charge would be imposed on the amount of deferred tax on such income allocated to prior taxable years. Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during such U.S. Holder's holding period, if we cease to satisfy the requirements for PFIC classification, such U.S. Holder may avoid such classification for years after such cessation if he, she or it elects to recognize gain based on the unrealized appreciation in the Ordinary Shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we were to become a PFIC, a U.S. Holder who acquires Ordinary Shares from a decedent would be denied the normally available step-up in tax basis for such Ordinary Shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's. A U.S. Holder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which he, she or it holds stock in a PFIC. This form describes any distributions received with respect to such shares and any gain realized upon the disposition of such shares.

     For any tax year in which we are determined to be PFIC, a U.S. Holder may elect to treat his, her or its Ordinary Shares as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S. Holder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of such earnings and profits are actually distributed to such U.S. Holder, but any gain subsequently recognized upon the sale by such U.S. Holder of his, her or its Ordinary Shares generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

     As an alternative to a QEF Election, a U.S. Holder generally may elect to mark his, her or its Ordinary Shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of his, her or its Ordinary Shares and the adjusted tax basis of such Ordinary Shares. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to Ordinary Shares is in effect on the date of a U.S. Holder's death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of such Ordinary Shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the Ordinary Shares.

     U.S. Holders should consult their own tax advisors regarding the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on Ordinary Shares. Under existing regulations, such dividends are not subject to backup withholding. U.S. Holders generally are subject to information reporting and backup withholding at a rate of 31% on proceeds paid from the disposition of Ordinary Shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

     Treasury Regulations generally effective January 1, 2001 may alter the rules regarding information reporting and backup withholding. In particular, those regulations would impose backup withholding on dividends paid in the United States on Ordinary Shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. Prospective investors should consult their tax advisors concerning the effect, if any, of these Treasury Regulations on an investment in Ordinary Shares. The amount of any backup withholding will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

ISRAEL
------

     The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on SimPlayer. The following also contains a discussion of certain Israeli tax consequences to persons who may purchase the Ordinary Shares. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussions will be accepted by the taxing authorities in question. The discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

GENERAL CORPORATE TAX STRUCTURE

     Since 1996 the tax rate on a company's income has been 36%. If tax authorities were to challenge successfully the manner in which profits are recognized within SimPlayer or, more generally, the jurisdiction in which income is subject to taxation, SimPlayer's effective tax rate could increase, and its business, financial condition and results of operations could be materially adversely affected. To date, no tax authority has challenged SimPlayer with respect to these matters, but there can be no assurance that such a challenge will not occur in the future.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     Upon the completion of the sale to Riverdeep, SimPlayer lost its status as an Approved Enterprise under the Israeli Law for the Encouragement of Capital Investments, 1959, under which the Company was entitled to certain future income tax benefits. The Company does not anticipate that the loss of such status shall have a financial impact on its business.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     Under the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"), a company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS (exclusive of income from any defense loans, capital gains, interest and dividends) is derived from Industrial Enterprises owned by that company. An "Industrial Enterprise" is defined as an enterprise whose major activity in a particular tax year is industrial manufacturing activity.

     The following preferred corporate tax benefits are available to Industrial
Companies:

     (a) Deduction of purchases of know-how and patents over an eight year period for tax purposes.

     (b) Deduction of expenses incurred in connection with a public issuance of securities over a three-year period.

     (c) An election under certain conditions to file a consolidated tax return with Israeli Industrial Companies.

     (d) Accelerated depreciation rates on equipment and buildings. Qualification as an Industrial Company under the Industry Encouragement Law is not conditioned upon the receipt of prior approval from any Israeli Government authority. No assurance can be given that SimPlayer will continue to qualify as an Industrial Company or will in the future be able to avail itself of any benefits available to companies so qualifying.

TAXATION UNDER INFLATIONARY CONDITIONS

     The Israeli Income Tax Ordinance and the Inflationary Adjustments Law allow "Foreign-Invested Companies," which maintain their accounts in dollars in compliance with regulations published by the Israeli Minister of Finance to base their tax returns on the operating results as reflected in dollars or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI (in lieu of the principles set forth by the Inflationary Adjustments
Law). For these purposes, a Foreign-Invested Company is a company, like SimPlayer, more than 25% of whose share capital (in terms of rights to profits, voting and appointment of directors) and combined share and loan capital is held by persons who are not residents of Israel. The Company's tax returns are based on SimPlayer's operating results, as reflected in US dollars, as approved by the Israeli Tax Authorities.

LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

     Israeli tax law permits, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and developments projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research), and the research and development is for the promotion of the enterprise and is carried out by or on behalf of a company seeking such deduction. Until the sale to Riverdeep, all of SimPlayer's research and development programs had been approved by the Office of the Chief Scientist, and consequently SimPlayer has been able to deduct, for tax purposes, all of its research and development expenses, net of the grants received.

     Under the Law for the Encouragement of Industrial Research and Development (the "Research Law"), research and development programs which meet certain criteria and are approved by a research committee appointed by the Office of the Chief Scientist are eligible for grants against payment of royalties from the sale of products developed using the grants in accordance with the program. Once a project is approved, the Office of the Chief Scientist will award participations of the project's expenditures, against future royalties. As part of the sale to Riverdeep, all future royalty obligations due to the Office of the Chief Scientist and the BIRD Foundation were assumed by Riverdeep. The Company does not expect to receive future grants from the Office of the Chief Scientist and BIRD Foundation. However, the Office of the Chief Scientist has requested that the Company update the Office of the Chief Scientist regarding future developments in the Company.

FOREIGN EXCHANGE REGULATIONS

     Dividends (if any) paid to holders of the Ordinary Shares offered hereby, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of SimPlayer, as well as the proceeds of any sale in Israel of the Ordinary Shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid (or withheld) on such amounts (to the extent applicable).

CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

     Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. The tax rate applicable is 36% for corporations and 30% to 50% for individuals. These rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (The Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income the "Treaty") is discussed below.

     Under existing regulations, as long as the Ordinary Shares of SimPlayer are quoted through Nasdaq (or listed on a stock exchange recognized by the Israeli Ministry of Finance) and SimPlayer would qualify as an Industrial Company under the Industry Encouragement Law, gains on the sale of the Ordinary Shares will generally be exempt from Israeli Capital Gains Tax. The Company intends to maintain such listing or qualifications.

     Individuals who are non-residents of Israel are subject to a graduated income tax on income accrued or derived from sources in Israel or received in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On the distribution of dividends other than stock dividends, income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. See "U.S.-Israel Tax Treaty" below.

     A non-resident of Israel who has interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

     Residents of the U.S. generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

     U.S.-ISRAEL TAX TREATY. The convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income ("the Treaty"), generally became effective as of January 1, 1995. Under the Treaty, the maximum tax on dividends paid to a holder of Ordinary Shares who is a resident of the U.S. is 25%. However, as stated above, dividends of an Israeli company derived from the income of an Approved Enterprise will be subject to a 15% dividend withholding tax. The Treaty further provides that a 12.5% Israeli dividend withholding tax will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company's voting stock for, in general, the current and preceding income years of the Israeli company. The 12.5% rate applies only on dividends from income not derived from a Company that has an Approved Enterprise in the applicable period and does not apply if SimPlayer has certain amounts of passive income. See "Capital Gains and Income Taxes Applicable to Non-Israeli-Shareholders."

     Pursuant to the Treaty, the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty ("Treaty U.S. Resident") will generally not be subject to the Israeli capital gains tax unless (i) such gain is attributable to a "permanent establishment" maintained by such Treaty U.S. Resident in Israel,
(ii) such Treaty U.S. Resident is an individual and is present in Israel for a period or periods aggregating 183 days or more during the taxable year, or (iii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of SimPlayer during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of SimPlayer at any time during such preceding 12-month period would be subject to such Israeli tax; however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed on any gain from such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits contained in United States tax legislation. Independent of the Treaty, currently, under Israeli law, capital gains on the sale of Ordinary Shares of SimPlayer which are traded in the United States under conditions referred to above are exempt from Israeli capital gains tax.

     Israel presently has no estate or gift tax.

ITEM 8       SELECTED FINANCIAL DATA

     The following selected consolidated financial data as of December 31, 1998 and 1999 and for each of the years ended December 31, 1998 and 1999 have been derived from, and should be read in conjunction with, the Company's consolidated financial statements and notes thereto set forth elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 1995, 1996 and 1997, and for the years ended December 31, 1995, 1996 and 1997 have been derived from audited consolidated financial statements not appearing in this Annual Report. These financial statements have been prepared in accordance with generally accepted accounting principles in Israel ("Israel GAAP"). As applicable to SimPlayer's financial statements, generally accepted accounting principles in the United States ("U.S. GAAP") and Israel GAAP are identical in all material respects. The selected consolidated financial information set forth below is qualified by and should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Annual Report and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In accordance with the rules of Accounting Principles Board Opinion No. 30 the results of continuing operations should be reported separately from discontinued operations and from any gain or loss from disposal of a business. Accordingly, the Company's activity was categorized into three groups: (i) the activities related to the educational business sold to Riverdeep were treated as discontinued operations; (ii) the surviving activities relating to the Company's SimPlayer technology were treated as continuing operations; and (iii) the gain from the sale of the educational business was treated as gain from disposal of assets.

CONSOLIDATED STATEMENTS OF OPERATIONS

-------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                                                YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------------------------------------------
                                                        1995             1996            1997            1998             1999
                                                     -------------------------------------------------------------------------------
                                                                                        Audited
                                                     -------------------------------------------------------------------------------
Development fees                                                                                                               $500
Cost of development fees                                                                                                        103
Gross Profit                                                                                                                    397

Research and development expenses, net                         -               -                -                 -             947
Marketing and selling expenses                                 -               -                -                 -             382
General and administrative expenses                            -               -                -                 -             560
                                                     ------------     -----------    -------------     ------------    -------------
Operating loss                                                 -               -                -                 -         (1,492)
Financial income, net                                          -               -                -                 -             129
Other income                                                   -               -                -                 -              29
                                                     ------------     -----------    -------------     ------------    -------------
Loss from continuing operations                                -               -                -                 -         (1,334)

Discontinued operations:

  Loss from operations of discontinued segment          $(1,084)        $(2,068)          $(5,092)          $(3,032)        (2,607)
  Gain on disposal of segment                                                                   -                 -           4,342
                                                     ------------     -----------    -------------     ------------    -------------
Net income (loss)                                       $(1,084)        $(2,068)         $ (5,092)         $ (3,032)           $401
                                                     ============     ===========    =============     ============    =============
Basic and diluted income (loss) per share:

  From continuing operations                                   -               -            -                 -            $ (0.23)
  From discontinued operations                           $(0.25)         $(0.39)         $ (0.89)          $ (0.52)            0.30
                                                     ------------     -----------    -------------     ------------    -------------
Basic and diluted income (loss) per share                $(0.25)         $(0.39)         $ (0.89)         $  (0.52)           $0.07
                                                     ============     ===========    =============     ============    =============
Weighted average number of shares outstanding              4,306           5,267            5,732             5,817           5,930
                                                     ============     ===========    =============     ============    =============

                                                    ----------------------------------------------------------
                                                      1995         1996         1997       1998      1999
                                                    ----------------------------------------------------------
                                                                        (in thousands)
CONSOLIDATED BALANCE SHEET DATA:
Working capital....................................      $855        $9,464      $5,415     $2,518    $3,453
Total assets.......................................     4,291        13,433       8,840      5,374     4,464
Short-term bank credit and current maturities of
     long-term loans...............................       510            48          39         26         0
Total long-term liabilities........................     2,046           775       1,154        647       170
Shareholders' equity (deficiency)..................       127        10,848       5,803      2,852     3,451

ITEM 9 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company was founded in 1985 and incorporated in Israel in 1991 under the name LOGAL Educational Software & Systems Ltd. We conducted an education-related software and services business until July 15, 1999. On that date, we sold the LOGAL name and substantially all of the assets relating to the LOGAL educational business to Riverdeep Interactive Learning Ltd., a privately held Irish company, in exchange for US$ 5,250,000 in cash and the assumption of certain liabilities relating to the assets sold. We also agreed to provide Riverdeep with an exclusive SimPlayer license for use in the K-12 science and math education markets. The proceeds from the sale were approximately US$4,250,000 after paying commissions, consulting fees, management bonus payments, filing fees and legal and accounting expenses.

     Earlier that year, the Company's research and development team presented a prototype of a newly developed proprietary technology, SimPlayer, that was designed to turn raw data available on the web, into visually dynamic interactive content, and provide data-driven "sticky" web applications. The Company decided to focus exclusively on the SimPlayer technology and build a new Internet business around it for use in markets other than education. The proceeds from the sale of the education related assets have provided initial capital to fund our development of the SimPlayer business. In June 1999, the Company incorporated a new, wholly-owned subsidiary, SimPlayer.com, Inc., a Delaware corporation.

     Effective immediately after the sale to Riverdeep on July 15 1999, the Company was no longer engaged in the educational software business; as a result, LOGAL's historic operating results will have little relevance to the business going forward.

     Because the SimPlayer business is at an early stage, our plans and business model change and evolve rapidly. We expect to continue to invest heavily in our proprietary technology, and to expend funds to develop, grow and market the eSportsPlus.com website and our brand identity.

     Although we currently anticipate that revenues will initially involve sponsorships on our eSportsPlus.com website, which is currently in development, we continue to consider a variety of alternative revenue streams and anticipate pursuing multiple revenue streams simultaneously. As of the date of this Report we have received no revenues to the SimPlayer business and do not foresee any revenues before the eSportsPlus.com website is completed and launched. We will need to secure rights to use content, such as statistics and photographs, to realize the full potential of the eSportsPlus.com website. There can be no assurance that we will be able to secure all the rights which we might want on acceptable terms or at all.

     We have experienced substantial losses since our inception resulting in an accumulated deficit of $15.2 million as of December 31, 1999. Our ability to generate income from operations will depend on our successfully launching our planned eSportsPlus.com sports website and developing revenue streams from advertisers, eCommerce, technology licensing or other sources. There can be no assurances as to when, if ever, we will have revenues or attain profitability, and, if revenues and profitability is attained, whether revenues and profitability will be sustained. Even if our operating results improve, they will be subject to significant fluctuations in future periods and will not necessarily be indicative of any future results.

     The currency of the primary economic environment in which the operations of SimPlayer are conducted is the United States dollar, and as such SimPlayer uses the dollar as its functional currency. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Statement No. 52 of FASB.

RESULTS OF OPERATIONS

     In accordance with the rules of Accounting Principles Board Opinion No. 30, the results of continuing operations should be reported separately from discontinued operations and from any gain or loss from disposal of a business. Accordingly, the Company's activity was categorized into three groups: (i) the activities related to the educational business sold to Riverdeep were treated as discontinued operations; (ii) the surviving activities relating to the Company's SimPlayer technology and other development services were treated as continuing operations; and (iii) the gain from the sale of the educational business was treated as income from disposal of assets.

     YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     The year-end 1999 financial results reflect the discontinuance of the educational business. The gain from the sale of the business was treated as income from disposal of assets. The activities related to the Company's SimPlayer technology were treated as continuing operations. As a result of such sale, any comparison between periods in 1999 and 1998 may be irrelevant.

     YEAR ENDED DECEMBER 31, 1999

     For the twelve months ended December 1999, the Company's continuing operations generated revenues from non-recurring product development services provided to Riverdeep in conjunction with the Asset Purchase Agreement. The majority of the Company's $1.89 million in operational expenses were used for the research and the development of the SimPlayer technology and market analysis. Such expenses were offset by $ 0.16 million treated as other and financial income. As a result the Company's continuing operations generated a loss of $1.33 million or $0.23 per share. Since the Company's SimPlayer activity did not exist during the first twelve months of 1998, no comparisons are available.

     For the twelve months ended December 1999, the gain from the sale of the assets of the discontinued education related business was treated as income of $4.34 million, while the operations of the discontinued education related business recorded a loss of $2.60 million. Due to such sale, the net income from the discontinued education business were $1.74 million or $0.30 per share.

     For the twelve months ended December 31, 1999, the net income of the Company from disposal of education related assets and from all continuing and discontinued operations was $401,000 or $0.07 per share.

     CONTINUING OPERATIONS - YEAR ENDED DECEMBER 31, 1999

     REVENUE AND GROSS PROFIT. Revenues of $500,000 were generated from a non recurring product development fee, received from Riverdeep. The service included development activities to Internet enable some of Riverdeep's products. The revenue was set off by $103,000 for related salary expenses. The gross profit in conjunction with the above revenue was $397,000.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses of the continuing operations in 1999 were $947,000. These expenses were primarily related to developing the infrastructure and the initial prototypes of the SimPlayer technology and the first applications. There were no research and development expenses attributed to SimPlayer in 1998.

     MARKETING AND SELLING EXPENSES. Marketing and selling expenses of the continuing operations in 1999 were $382,000 relating to market analysis to identify what potential markets and applications can benefit from the SimPlayer technology, developing the business models, identifying potential strategic partners, and the initial marketing and sales strategies for SimPlayer. There were no marketing and selling expenses attributed to SimPlayer in 1998.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the SimPlayer continuing operations in 1999 were $560,000, relating to the legal and accounting expenses of establishing the new SimPlayer.com subsidiary, salaries and benefits for management, costs related to reorganizing the teams and space for the new business, and public company maintenance activities.

     OPERATING LOSS. SimPlayer's operating loss of the continuing operations in 1999 was $1.89 million. No comparison for 1998 is relevant.

     FINANCIAL INCOME (EXPENSES). Net financial income in 1999 for the continuing operations was $129,000 as compared with $299,000 in 1998. The reduction is mainly attributable to the reduction in SimPlayer's available funds. Financial income, net, includes interest from bank deposits and marketable securities and differences in translation of foreign currency, and interest expenses on short-term credit and long-term loans.

     OTHER INCOME. Other income included $29,000 related to capital gains and losses.

     NET LOSS FROM CONTINUING OPERATIONS. For the twelve months ended December 31, 1999 the Company's net loss from continued operation was $1.34 million. Since the Company's SimPlayer activity did not exist during 1998, no comparisons are available.

     DISCONTINUED OPERATIONS - EDUCATIONAL BUSINESS - YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Effective immediately after the sale to Riverdeep on July 15, 1999, the Company was no longer engaged in the educational software business; as a result, the Company's historic operating results, specifically, the discussion comparing the twelve months results of 1999 to the twelve months results of 1998, will have little relevance to the business going forward.

     LOSS FROM DISCONTINUED OPERATION. The Loss from operations of the discontinuance educational business in the 12 months of 1999 was $2.61 million, compared to a total of $3.03 million in 12 months of 1998.

     INCOME FROM DISPOSAL OF ASSETS ON DISCONTINUED EDUCATIONAL BUSINESS

     The gain from the sale of the assets of the discontinued education related business was treated as an income of $4.34 million. No relevant comparisons are available for 1998.

     NET LOSS FROM DISCONTINUED EDUCATIONAL BUSINESS. For the twelve months ended December 31, 1999, the gain from the sale of the assets of the discontinued education related business was treated as an income of $4.34 million, while the operations of the discontinued education related business recorded a loss of $2.60 million, therefore, and due to such sale, the net income from the discontinued education business were $1.74 million in 1999.

QUARTERLY RESULTS

     The following table sets forth certain unaudited consolidated quarterly statements.

                                                            Quarter     Quarter     Quarter      Quarter
                                                             Ended       Ended       Ended        Ended
                                                             -----       -----       -----        -----
                                                            MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                             1999         1999        1999         1999
                                                             ----         ----        ----         ----
Development fees                                                                                    500
Cost of development fees                                                                 0          103
--------------------------------------------------------------------------------------------------------
Gross profit                                                     0           0           0          397
--------------------------------------------------------------------------------------------------------
Research and development costs, net                            183         183         320          261
--------------------------------------------------------------------------------------------------------
Marketing and selling expenses                                  35          36          96          215
--------------------------------------------------------------------------------------------------------
General and administrative expenses                             48          48         137          327
--------------------------------------------------------------------------------------------------------
Restructuring costs
Other expenses
--------------------------------------------------------------------------------------------------------
Operating income (loss)                                       (266)       (267)       (553)        (406)
--------------------------------------------------------------------------------------------------------
Financial expenses (income), net                                37          17          39           36
Other income                                                    12           1         (49)          65
--------------------------------------------------------------------------------------------------------
Net income/ Loss from Continuing operations                   (217)       (249)       (563)        (305)
========================================================================================================
Net income (loss) from discontinued Operation                (1154)       (965)       (281)        (207)
========================================================================================================
Income on disposal of assets                                                          4092          250
========================================================================================================
Net Income/Loss                                              (1371)      (1214)       3248         (262)
========================================================================================================
Net income (loss) per share
From Contiuning operation                                    (0.04)      (0.04)      (0.10)       (0.05)
From discontinued operation                                  (0.20)      (0.17)       0.65         0.01
--------------------------------------------------------------------------------------------------------
Basic and Diluted income loss per share                      (0.24)      (0.21)       0.56        (0.04)
========================================================================================================
Weighted average number of shares
--------------------------------------------------------------------------------------------------------
Outstanding                                                   5820        5834        5845         6022
--------------------------------------------------------------------------------------------------------

     If we begin to receive revenues, our quarterly results are likely to fluctuate significantly in future periods and from quarter to quarter, due to a number of factors. For example, because attention to sports is seasonal and often driven by significant tournaments, it is likely our eSportsPlus.com website will experience significant fluctuations in the attention it receives from users and advertisers. These fluctuations could impact potential advertising and eCommerce revenues. Timing of sporting events may also significantly affect our quarterly expenses related to obtaining rights to applicable content. The impact of competition will also likely fluctuate significantly as competitors launch marketing efforts or promotions, sometimes in connection with events to which they have television broadcast rights or other competitive advantages. Initially, our operating results may be extremely dependent on advertising revenues, which are likely to fluctuate significantly. If other revenues are obtained, they may involve one-time development projects or other arrangements which may have no comparable event in any future quarter. Our operating results in any particular quarter are not necessarily indicative of any future results

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1999, we had $4.2 million in cash, cash equivalents, marketable securities, and bank deposits. Our accounts receivable decreased from $0.8 million in 1998 to $0 in 1999. The decrease was due to discontinuing our educational business and the transfer of all accounts receivable to Riverdeep as part of the deal. As of December 31, 1999, we had working capital of $3.45 million compared to $2.5 million as of December 31, 1998. We have not utilized borrowings to any material extent to finance operations. In 1999 our financing requirements were met primarily from the sale of assets to Riverdeep in July 1999, and from funds raised in our IPO in 1996 in which we sold 1,900,000 Ordinary Shares at a price of $8.00 per share to raise net proceeds of approximately $14,136,000. As planned and approved by our Board of Directors, the net proceeds from the sale to Riverdeep is being invested in the SimPlayer business.

     In February 2000 we completed a private placement financing, in which we received gross proceeds of $6 million, and issued 1.2 million Ordinary Shares. We expect that the proceeds from this private placement, together with our existing cash, will be sufficient to fund the SimPlayer business for the next 18 months.

RESEARCH AND DEVELOPMENT GRANTS

     The Company ceased receiving any development grants from Israel's Office of the Chief Scientist in June 1998. Under the Assets Purchase Agreement with Riverdeep, Riverdeep agreed to assume royalty obligations to the OCS and The BIRD Foundation related to development grants received by the Company in the past used to develop it's products. In December 1999, we paid the OCS and the BIRD Foundation all royalties due on revenues generated in 1999 prior to the Riverdeep transaction.

     Going forward, we have no liability or obligation to pay the OCS or The BIRD Foundation any royalties from any future revenues or sales of assets or shares, or receive their approval for any equity or assets sale.

     For a detailed explanation of the OCS and The BIRD Foundation grants and royalties, and the Company's history with these Government agencies, which is no longer relevant to the

Company's continuing operations, please refer to the Company's 1998 Annual Report on Form 20-F as filed with the SEC on July 15, 1999.

EXPORT AND MARKETING GRANTS

     The Company did not receive any marketing grants in 1999. The Company believes that the sale of the educational assets to Riverdeep concluded the Company's obligations for any future royalties obligations to the Export and Marketing Fund. The Company's continuing obligation to the marketing fund as of December 31, 1999 was $309,000. For detailed explanation on Export and Marketing Grants and royalties obligations and the Company's history with this Government agency, which is no longer relevant to the Company's continuing operations, please refer to the Company's 1998 Annual Report on Form 20-F as filed with the SEC on July 15, 1999.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     All of SimPlayer's revenues are anticipated to be generated outside Israel in U.S. dollars, and more than 90% of purchases of materials are invoiced in U.S. dollars. The dollar cost of SimPlayer's operation in Israel is influenced to the extent by which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The inflation rate in Israel was 7.0% in 1997 and 8.6% in 1998 and 1.3% in 1999. At the same time, the devaluation of the NIS against the dollar was 8.8% in 1997 and 17.65% in 1998 and -0.2% in 1999.

EFFECTIVE CORPORATE TAX RATE

     On December 31, 1999, SimPlayer had net operating loss carry-forwards (unlimited in time) relating to the Israeli operations of $6.2 million and SimPlayer.com, Inc. has a net operating loss carryforwards of approximately $1.2 Million.

     The Company has provided a 100% valuation allowance against the deferred tax assets in respect of these tax loss carry-forwards and other temporary differences because management believes that the Israeli net operating loss carry-forwards will be fully utilized. The subsidiary Xlog has a net operating loss of approximately $8 million subsequent to the sale of its net assets, however utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the change in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

THE FOLLOWING RISK FACTORS, AMONG OTHERS, IF REALIZED, COULD MATERIALLY HURT OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION AND STOCK PRICE.

    RISKS RELATED TO SIMPLAYER

WE HAVE ALMOST NO OPERATING HISTORY WITH OUR SIMPLAYER BUSINESS AND WILL ENCOUNTER THE DIFFICULTIES OF AN EARLY STAGE VENTURE

     We have been engaged in the SimPlayer business only since mid 1999, and committed to it exclusively only following the sale of our education related business in July 1999. The SimPlayer business is new and untested. As of February 28, 2000 we have not launched our sports website and have not entered any revenue generating agreements. We will encounter risks and difficulties typical of early-stage ventures in new and rapidly evolving markets. These risks include, among others, that:

     o we may be unable to develop or implement an appropriate and sustainable revenue model;

     o we may be unable to recruit and retain needed management and key personnel;

     o we may be unable to establish necessary strategic partnerships and relationships;

     o companies significantly larger and better financed than us may present insurmountable competition and market dominance;

     o the market for our applications is new and rapidly changing and we may be unable to anticipate or keep up in it;

     o   our SimPlayer technology is new and unproven;

     o we may face technological obstacles or delays in implementing the SimPlayer technology or its applications in the constantly changing Internet environment;

     o we may be unable to find additional capital to finance further development and operations before the SimPlayer business generates cash, if ever; and

     o   we may be unable to otherwise manage our rapidly expanding operations.

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES

     Since incorporation in 1991 we have experienced limited revenues and incurred significant operating losses. As of December 31, 1999, we had accumulated losses from continuing operations during the development stage of our SimPlayer business of $1.33 million. We expect losses and negative cash flow from operations to continue for the foreseeable future as we continue to incur significant operating expenses and make investments to enhance our products and services. We anticipate that our operating expenses will increase significantly to:

     o   develop and enhance our technology;

     o increase business development, product development, sales and marketing and operations staff expenses;

     o   create and introduce our product offerings;

     o   improve and expand our facilities; and

     o   pursue strategic relationships.

We may never generate sufficient revenues to achieve profitability. Even if we do achieve profitability, we might not sustain or increase profitability on a quarterly or annual basis in the future.

WE WILL NEED TO ACQUIRE LICENSES FROM MAJOR SPORTS ORGANIZATIONS AND FOR KEY SPORTING EVENTS, BUT THE COST AND COMPETITION FOR THESE LICENSES COULD PREVENT US FROM DOING SO. We will need to acquire licenses to the statistics relating to sporting events, and to extensive trademarked and copyrighted items such as team logos and photos of athletes. We might not be successful in acquiring the licenses we need, particularly exclusive licenses relating to live events, at all or on favorable terms, especially if third parties, such as traditional media companies, which have significantly greater resources, experience and bargaining leverage than we do, compete for those licenses. We may also acquire such licenses through strategic partners who subsequently lose the license. If we are unable to acquire these licenses, or, having acquired these licenses, if we subsequently lose them, our ability to grow our business as currently planned will be limited.

WE WILL BE DEPENDENT ON STRATEGIC PARTNERS

     The SimPlayer business will probably rely on strategic partners to implement SimPlayer applications and to reach Internet users and to provide access to desirable proprietary rights discussed above. Our business, operating results and financial condition could be materially adversely affected if we do not establish strategic relationships on commercially reasonable terms. We may be unable to establish or maintain needed strategic relationships. Failure to establish or maintain needed strategic relationships could impact the promotion and the breadth of our products and services and could affect our ability to acquire additional rights or secure sponsorships. Future contractual arrangements may place restrictions on relationships with other potential strategic partners.

WE MAY BE UNABLE TO IMPLEMENT A SUSTAINABLE REVENUE MODEL

     Our business model is evolving and will continue to evolve as we gain more operating experience and adapt to a changing business environment. We are in the process of identifying revenue opportunities for the SimPlayer business, yet the Internet market is rapidly changing and we may be unable to implement an effective and sustainable revenue model. Accordingly, our business may never be successful, sustain revenue growth or be profitable.

THE SIMPLAYER TECHNOLOGY IS NEW AND UNPROVEN

     As of February 11, 2000, the SimPlayer technology is in beta test and has been implemented only to a limited extent on our Web site. It may never work as well as we currently anticipate, attract the users that we hope or permit the revenue streams we desire. We intend to spend a significant amount of time and money developing new and enhanced content, products and services. Our development efforts might not keep pace with technological developments, evolving industry standards or competing sports-related content or interactive technologies.

PRODUCTS BASED ON THE SIMPLAYER TECHNOLOGY MAY NOT ACHIEVE MARKET ACCEPTANCE

     The success of our business will depend on sports fans actively using our products. Even if our technology works well, our products and services may not achieve market acceptance by users, partners, sponsors, advertisers and merchants. The market for Web simulations and "sticky" applications has only recently begun to develop, and it is difficult to predict what features will be important and attractive to customers.

COMPETITORS WHO ARE LARGER AND BETTER FINANCED COULD PUT US OUT OF BUSINESS

     We anticipate facing competition from companies offering sports-related content on the Web, as well as from companies offering interactive Internet technologies for dynamic Web visualizations. Competition on both of these fronts is intense. Although we believe that the Internet market will provide opportunities for more than one supplier of products and services similar to ours, it is possible that we will be overshadowed by our competitors, many of which have greater experience and resources than we have.

     COMPETITORS OFFERING INTERNET-BASED, SPORTS RELATED CONTENT. We anticipate that we will be competing for users, revenue and the rights to sports-related content with many entities, such as:

     o entities that provide access to sports-related content and services, many of which have been established by traditional media companies through Web entities targeted to sports enthusiasts generally, Web search and retrieval services and other high traffic Web entities;

     o Web entities targeted to enthusiasts of particular college or professional sports, some of which have the advantage of being the official site for a given league, team, event or institution;

     o vendors of sports information, merchandise, products and services distributed through other means, including retail stores, mail, facsimile and private online bulletin board services; and

     o television, radio and other established media entities that broadcast sporting events.

We anticipate that, as the Internet and other interactive distribution systems converge with traditional television broadcasting and cable, significant competition for sport-related content on the Internet might also come from the providers of broadband networks, including sports-oriented cable networks. Many of these competitors have significantly longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Competition from these entities could make our entry into this field significantly more difficult and hamper our ability to attract users, market share and/or sponsorship opportunities.

     COMPETITORS OFFERING INTERACTIVE TECHNOLOGY. A number of companies offer interactive technology addressing certain of our target markets. These competitors include companies such as Microsoft, Sun Microsystems and Macromedia, which currently offer products which provide portions of the functionality that SimPlayer is anticipated to offer. These competitors have existing market recognition and significantly greater resources than we do. They may in the future expand their functionality. Even if we can deliver greater functionality, we may be unable to attract market-share. Further, they could use their larger size and market position to win business which would otherwise be ours, and they may already have contractual arrangements or personal relationships which could make it difficult for us to gain market share.

WE WILL NEED TO ATTRACT AND RETAIN KEY MANAGEMENT, BUSINESS DEVELOPMENT AND TECHNICAL PERSONNEL, AND DOING SO MAY BE DIFFICULT ON TERMS ACCEPTABLE TO US, IF AT ALL

     We currently anticipate hiring key management to implement the growth of the SimPlayer business. Management, in turn, will need to hire additional business development and technical personnel. Ours is a very competitive employment market, and we may be unable to attract such personnel on acceptable terms, if at all. Our future success will depend, in substantial part, on the continued service of our senior management, particularly Yoel Givol, our Chief Executive Officer, and Elaine LeBlanc, our Executive Vice President. We do not maintain key man life insurance on any of our senior executives. The loss of any of our key personnel or our failure to attract additional personnel could harm our business.

LAWSUITS CLAIMING THAT WE INFRINGE OTHER PARTIES' INTELLECTUAL PROPERTY COULD BE DEVASTATING

     There can be no assurance that third parties will not claim infringement with respect to our current or future products. We may be subject to legal claims that the use of the statistics on which our products depend, or the use of trademarks or copyrights shown on our Web sites or the Web sites of our customers and partners, is unauthorized and infringes a third party's rights. We also expect that developers of Web-based application software products will increasingly be subject to infringement claims as the number of products and competitors grow and as the functionality of products in different segments of the software industry increasingly overlaps. Any claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, require us to revise all or portions of our Web sites, or require us to enter into royalty or licensing agreements. Revisions to our Web site could be costly and could cause us to lose customers. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

IF WE LOSE THE COMPETITIVE ADVANTAGE OF OUR INTELLECTUAL PROPERTY, WE COULD BE OVERWHELMED BY COMPETITORS

     We currently rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect proprietary rights. These precautions may be inadequate, and existing or future competitors may independently develop technologies that are substantially equivalent or superior to ours. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary without paying us for it.

WE COULD BE SUBJECT TO LEGAL CLAIMS IN CONNECTION WITH THE TECHNOLOGY WE MAKE AVAILABLE ON THE INTERNET

     Software products as complex as ours may contain undetected errors, or bugs, which result in product failures, or otherwise fail to perform in accordance with customer expectations. Our products may be particularly susceptible to bugs or performance degradation because of the emerging nature of Web technologies and the stress that may be placed on our products by the full deployment of our products over the Web. Product performance problems could result in loss of or delay in revenue, loss of market share, failure to achieve market acceptance, diversion of development resources or injury to our reputation.

WE CANNOT PREDICT THE SIZE OR VIABILITY OF THE SPORTS NEW MEDIA MARKET

     The market for online sports content is rapidly evolving and is characterized, among other things, by an increasing number of market entrants. Demand and market acceptance for recently introduced services is subject to a high level of uncertainty and risk. Sports fans who are accustomed to passive listening or viewing of sports coverage provided by traditional media might not be interested in the interactive sports entertainment. It is difficult to predict the future growth rate, if any, and size of this market because the market for online sports content is new and evolving. The market for online sports content might not continue to develop. If the use of online sports content does not continue to grow, it will be difficult to attract customers, strategic partners and revenues.

WE MAY BE UNABLE TO OBTAIN ADDITIONAL FUNDS NEEDED TO FINANCE THE GROWTH OF THE SIMPLAYER BUSINESS

     We may need to raise additional funds and we cannot be certain that we will be able to do so on favorable terms, if at all. If we issue additional equity securities, stockholders may experience dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our securities. If adequate funds are not available or are not available on acceptable terms, we might not be able to develop or enhance our services, take advantage of future opportunities or respond to competitive pressure.

     RISKS RELATED TO THE INTERNET

WE DEPEND ON THE CONTINUED GROWTH IN USE AND EFFICIENT OPERATION OF THE INTERNET

     The Internet industry is new and rapidly evolving. Our business would be materially adversely affected if Internet usage does not continue to grow or grows more slowly than anticipated. Internet usage might be inhibited for a number of reasons, including:

     o   inadequate network infrastructure;

     o   security concerns;

     o   inconsistent quality of service;

     o lack of availability of cost-effective, high-speed access to the Internet;

     o   governmental regulations; or

     o   uncertainty regarding intellectual property ownership.

Any of these could cause our users to perceive the Internet in general or our products and services in particular as expensive or unreliable and, therefore, cause them to use other media to obtain their sports information.

WE MIGHT NOT BE ABLE TO DELIVER VARIOUS PRODUCTS OR SERVICES IF THIRD PARTIES FAIL TO PROVIDE US WITH RELIABLE SOFTWARE, SYSTEMS AND RELATED SERVICES

     Our users and customers will depend on Internet service providers, online service providers and other Web site operators for access to our products and services. We also will depend on third-party information providers to deliver information and data feeds to us on a timely basis. Many of these third parties have experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems in the future. Our users and customers could experience disruptions or interruptions in service due to the failure or delay in the transmission or our receipt of this information. We also depend on third parties to maintain and provide monitoring on our servers. Our operations are dependent on such third parties' ability to protect our servers against damage from fire, power loss, flooding, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. If the hosting facilities we use for our servers are disabled or malfunction, access to our products and services would be limited or eliminated.

INFORMATION DISPLAYED ON OUR WEB SITE MAY SUBJECT US TO LITIGATION AND THE RELATED COSTS

     We may be subject to claims for defamation, libel, copyright or trademark infringement or based on other theories relating to information published on our Web sites. We could also be subject to claims based upon the content that is accessible from our Web sites through links to other Web sites. Defending against any such claims could be costly and divert the attention of management from the operation of our business.

GOVERNMENT REGULATION OF THE INTERNET AND ONLINE COMMERCE IS STILL DEVELOPING AND COULD INCREASE OUR OPERATING COSTS OR OTHERWISE ADVERSELY AFFECT OUR BUSINESS

     There are existing laws and regulations that specifically regulate communications or commerce on the Internet. Further, laws and regulations that address issues such as user privacy, pricing, content, taxation and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies. New laws or regulations relating to the Internet, or new applications or interpretations of existing laws, could adversely affect our business by increasing our operating costs or otherwise.

WE MAY LOSE CUSTOMERS AND REVENUE OPPORTUNITIES IF WE ARE NOT ABLE TO ACQUIRE OR MAINTAIN AN EFFECTIVE WEB ADDRESS

     We currently hold the domain names "SimPlayer.com" and "eSportsPlus.com," as well as other related names. We may not be able to prevent third parties from acquiring Web addresses that are similar to ours. If that should occur, we could lose customers and revenue opportunities to those third parties. Domain names generally are regulated by Internet regulatory bodies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change. As a result, we may not acquire or maintain the "SimPlayer.com" and "eSportsPlus.com" domain names in all of the countries in which we may conduct business in the future. Furthermore, the relationship between regulations governing such addresses and laws protecting trademarks is not clear.

CONCERNS REGARDING SECURITY OF TRANSACTIONS AND TRANSMITTING CONFIDENTIAL INFORMATION OVER THE INTERNET MIGHT IMPEDE OUR ABILITY TO GENERATE REVENUES

     Our infrastructure is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents our security measures, he or she could misappropriate proprietary information or cause interruptions in our operations. Security breaches could result in access to confidential information and could damage our reputation and expose us to a risk of loss or liability. We might be required to make significant investments and efforts to protect against or remedy security breaches. If we do not adequately address these concerns, our business, operating results and financial condition would be materially adversely affected.

     RISKS RELATED TO THE MARKET FOR OUR STOCK

BECAUSE OUR STOCK PRICE IS VOLATILE, SHARES COULD LOSE THEIR VALUE RAPIDLY

     The price of our Ordinary Shares fluctuates widely. The price of our Ordinary Shares has ranged between $0.188 and $9.063 in the fifty-two week period ended February 29, 2000. The stock market has experienced extreme price and volume fluctuations from time to time, particularly for small capitalization companies in response to a number of events and factors, such as the announcement of strategic transactions, quarterly variations in results of operations, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to ours, and news relating to trends in our markets. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Common Stock, regardless of our operating performance.

SEASONAL TRENDS MIGHT AFFECT OUR QUARTERLY RESULTS AND COULD CAUSE VOLATILITY IN OUR STOCK PRICE

     We anticipate that we may experience seasonal trends in our revenues. Interest in the sporting events that we intend to cover tends to fluctuate throughout the year, with heightened interest coming in connection with major sporting events. As a result, we anticipate that revenues may be higher in some quarters. Seasonality might negatively affect our operating results and might cause volatility in our stock price.

OUR STOCK PRICE COULD BE DEPRESSED BY THE SALE OF A LARGE NUMBER OF SHARES WHICH COULD BE PURCHASED UNDER EMPLOYEE STOCK OPTIONS AT PRICES RANGING FROM $0.18 TO $7.56 PER SHARE

     As of February 29, 2000, outstanding employee stock options include options for the purchase of approximately 1.54 million ordinary shares at a exercise price ranging from $0.18 to $2.83 per share. Of these, options to purchase approximately 200,000 shares are currently available for exercise, and options to purchase approximately 500,000 additional shares may become exercisable in the next six months. An additional 60,000 Ordinary Shares may be issued at an exercise price of $7.56 per share pursuant to outstanding employee stock options, which options are all currently available for exercise. The exercise of any of these options and sale of the shares into the public market may depress our stock price.

     RISKS RELATED TO DOING BUSINESS IN ISRAEL

STATE OF CONFLICT INVOLVING ISRAEL

     We are incorporated under Israeli law and maintain research and development facilities in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be affected by major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In particular, we could lose a significant portion of our Israeli research and development team if they are called to military service, under Israel's mandatory reserve duties.

IT MAY BE DIFFICULT TO SERVE AND ENFORCE LEGAL PROCESS AGAINST US AND OUR DIRECTORS AND OFFICERS

     We are incorporated in Israel. Half of our directors are nonresidents of the United States, and the assets of these persons as well as a substantial portion of our assets are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons.

THE IRS COULD TREAT US AS A PASSIVE FOREIGN INVESTMENT COMPANY

     If, for any taxable year, our passive income or our assets which produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company (or "PFIC") for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. U.S. shareholders and investors should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our Ordinary Shares.

ITEM 9A      QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     We have no material financial instruments outstanding and no material exposure either to foreign currency exchange risk or interest rate risk (due to the business position reflected in its financial statements), nor do we expect to have any material exposure to such risk in the foreseeable future.

ITEM 10      DIRECTORS AND OFFICERS OF REGISTRANT

     The following table lists our executive officers* and directors**. Italics indicate positions held with SimPlayer.com, Inc., our U.S. subsidiary.

        NAME                    AGE      POSITION
        ----                    ---      --------

        Yoel Givol              46       President, Chief Executive Officer,
                                         Acting Chief Financial Officer and
                                         Director and PRESIDENT

        Michael Anghel          61       Director

        Jonathan Ilany          46       Director

        Elaine LeBlanc          44       Director and EXECUTIVE VICE PRESIDENT

        Pat McDonagh            48       Director

        Barry O'Callaghan       30       Director

        Susan Underhill         37       VP SALES

        Amir Harel              31       VP RESEARCH & DEVELOPMENT

        Alon Neufield           37       VP Research & Development

* Ilan Tamir, who held the position of Chief Financial Officer, resigned and was no longer employed by the Company as of November 30 1999.

** A.I Melavsky, Yadin Kaufman, Yosef Sela and Taly Oren resigned from the Board of Directors effective October 4, 1999.

     YOEL GIVOL co-founded LOGAL, SimPlayer's predecessor entity, in 1985, served as President and Chief Executive Officer since 1991, as a director since 1993, as acting Chief Financial Officer since November 1999, and President of our U.S. subsidiary since its founding in 1999.

     DR. MICHAEL ANGHEL joined SimPlayer as a director in February 2000 in connection with our private placement financing. Dr. Anghel had also served as director from July 1993 through May 1999. Dr. Anghel currently serves as the Chairman and CEO of CAP Ventures Ltd., an investment company which he founded in 1999. Prior to that Dr. Anghel served for twenty years in various roles in Israel's Discount Investment Co., an investment company. Dr. Anghel currently serves as a director of Orbotec Corp., a publicly traded manufacturer of automated optical inspection equipment for printed circuits.

     JONATHAN ILANY joined SimPlayer as a director in February 2000. Since 1996, Mr. Ilany has served as the Chief Executive Officer and President of Angiosonics Inc., a privately-held medical devices company. From 1995 to date, Mr. Ilany invested in public and private companies. From 1982 to 1995, Mr. Ilany held a variety of positions at Bear Sterns and Companies Inc., including serving as a member of its Board of Directors from 1989 to 1995.

     ELAINE R. LEBLANC joined SimPlayer as a director in October 1999 and has served as Executive Vice President of the U.S. subsidiary since January 2000. From July 1997 until she joined SimPlayer full-time, Ms. LeBlanc worked as an independent consultant, affiliated with Gamut Marketing Group. She began providing consulting services to SimPlayer in March, 1999. From November 1996 to July 1997, Ms. LeBlanc was Vice President and General Manager of the Boston division of Inso Corporation. From December 1990 to May 1996, Ms. LeBlanc was Senior Vice President at Aimtech Corporation, a developer of multimedia tools for CD-ROM and the Internet. Prior to that she held senior marketing positions at The Softbridge Group and Layered, Inc., a company she co-founded. Elaine holds a bachelor's degree from Middlebury College.

     PAT MCDONAGH joined SimPlayer as a director in October 1999. Mr. McDonagh is a private investor. From December 1995 to January 2000, Mr. McDonagh was Chairman of Riverdeep Interactive Learning Ltd., a position he held since December 1995, and he continues to serve as a member of Riverdeep's board of directors. Riverdeep is the developer of educational software products for grades K-12, and recently purchased SimPlayer's education-related assets. Mr. McDonagh also served as Chief Executive Officer of Riverdeep from December 1995 through April of 1999. Prior to joining Riverdeep, Mr. McDonagh was the Chairman of SmartForce plc, formerly known as CBT Group, a publicly traded supplier of computer-based training, and remains a director of SmartForce.

     BARRY O'CALLAGHAN joined SimPlayer as a director in October 1999. Since April of 1999, has served as Chief Executive Officer of Riverdeep Interactive Learning Ltd. Riverdeep is the developer of educational software products for grades K-12, and recently purchased SimPlayer's education-related assets. From 1997 to 1999 Mr. O'Callaghan was Director of the Equity Capital Markets division of Credit Suisse First Boston. Prior to 1997, Mr. O'Callaghan worked with Smith Barney and Morgan Stanley in New York, London and Hong Kong in their global equity capital markets divisions. Mr. O'Callaghan is a law graduate of Trinity College in Dublin, Ireland.

     SUSAN UNDERHILL joined SimPlayer in the U.S. as Vice President of Sales and Business Development in December, 1999. She was a principal of Gamut Marketing Group from August 1999 to December 1999, working primarily with Yantra Corporation, a developer of back-end e-commerce infrastructure solutions. From July 1997 to July 1999, Susan was Director of Worldwide Channels Marketing at RSA Security (formerly Security Dynamics). From March 1997 to July 1997, Ms. Underhill was the founder and principal of Gamut Marketing Group. From October 1995 to March 1997, she was Director of Channel Sales and Marketing for Aimtech Corporation. Prior to that Ms. Underhill held senior positions in channel sales and marketing at Skytel (March 1994 to October 1995) and Lotus Development Corporation. Susan has a bachelor's degree in Business Administration from Colby-Sawyer College.

     AMIR HAREL has served as our Vice President for Research and Development at our U.S. subsidiary since August 1998. Mr. Harel originally joined the Company in 1995 and served as project manager. Mr. Harel holds a B.Sc. with honors in industrial engineering from Tel Aviv University.

     ALON NEUFIELD has been with the Company since 1992 as director of R&D, and currently serves as Vice President for Research and Development in Israel. Mr. Neufield holds his B.A. and M.B.A. from Bar-Ilan University.

     Directors of SimPlayer are elected at the annual shareholders' meeting to serve until the next annual meeting of the shareholders of SimPlayer and until their respective successors are elected and qualified. The Company's Articles of Association provide that the Directors may appoint additional Directors (whether to fill a vacancy or to expand the Board). Officers of SimPlayer serve at the discretion of the Board or until their successors are appointed.

     The Articles of Association of SimPlayer provide, as is allowed by Israeli law, that any director may, by written notice to SimPlayer, appoint another person to serve as an alternate director (subject to the approval of the directors) and may cancel such appointment. Any alternate director shall have the number of votes equivalent to the number of directors who appointed him. The term of appointment of an alternate director may be for one meeting of the Board of Directors, or for a specified period, or until notice is given of the termination of the specified period, or of the appointment. Any person, whether or not already a director, may act as an alternate, and the same person may act as the alternate for several directors and have a corresponding number of votes. No director currently intends to appoint any other person as an alternate director.

     The Directors of SimPlayer who are not executive officers shall be paid remuneration by SimPlayer for their services as Directors to the extent such remuneration shall be approved by a general meeting of SimPlayer. Non-employee directors currently do not receive compensation for their services, but are typically granted options when they join the Board. Three of the current non-employee directors have together received options for the purchase of up to 140,000 Ordinary Shares at exercise prices between $0.18 to $7.56.

     Pursuant to the listing requirements of The Nasdaq SmallCap Market, SimPlayer is required to have at least three independent directors on its Board of Directors and to establish an audit committee, three members of which must be independent of management. Michael Anghel, Jonathan Ilany and Pat McDonagh currently serve on the Audit Committee of the Board of Directors.

APPROVAL OF CERTAIN TRANSACTIONS UNDER THE COMPANIES ORDINANCE

     The New Companies Law 5759-1999 (the "Companies Law") codifies the duty of care and fiduciary duties which an Office Holder has to a company. An "Office Holder" is defined in the Companies Law as a director, managing director, chief business manager, vice managing director, deputy managing director, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title and any other manager who is directly subject to the managing director. Each of the persons listed above under "Directors and Executive Officers" other than Susan Underhill and Amir Harel is an Office Holder of the Company.

     The Companies Law disclosure provisions require that an Office Holder or "Holder of Control" (which is defined as an entity that has the ability to direct the activities of such a corporation, as more specifically described in the Companies Law) in a Public Company, who knows that he has a Personal Interest, as defined below, in an existing or proposed transaction of a company, shall promptly disclose such Personal Interest, and shall provide the company with all material facts or documents pertaining to such matter.

     The Companies Law defines a "Personal Interest" of a person in an action or transaction of a company, including a personal interest of a first degree family member of such a person, and of a corporation in which such person or first degree family member thereof, as either of the following: (i) the owner, directly or indirectly of 5 percent or more of either of (a) the issued and outstanding share capital of such company; and (b) the voting rights thereof,
(ii) who has the right to appoint either one or more directors or the managing director of such company; or (iii) who serves as a director or general manager of such company, provided that such definition does not include a Personal Interest which derives solely from the holding of shares in such company.

     The Companies Law requires that certain transactions, actions and arrangements involving an Office Holder, or a third party in which an Office Holder has a Personal Interest, as well as transactions with Control Holders, or transactions in which a Holder of Control, or a first degree family member thereof has a Personal Interest, and certain transactions that apply to Office Holders or shareholders that own, directly or indirectly, five (5) percent or more of the issued and outstanding share capital of a company or the voting rights thereof, require the approval of the audit committee as described below, or by a general meeting of the shareholders (in which, under certain circumstances, in order to pass a resolution, an approval by shareholders who do not have a Personal Interest is required), or both, in addition to the approval of the board of directors.

     The audit committee shall be comprised of no less than three members. All of the Committee members shall be board members as follows:

     o the Committee Members shall include all of the Outside Directors of the Company;

     o the Chairman of the Board of Directors of the Company and any Director who is employed by the Company or regularly gives it services shall not be members of the Audit Committee;

     o a Control Holder or his relative shall not be members of the Audit Committee.

     The majority required in a shareholders meeting for the approval of a transaction with control holders shall include at least one third of all of the votes of shareholders who do not have a personal interest therein and who are present at the meeting, alternatively, the total opposing votes shall not exceed 1% of the voting rights in the Company. For the approval of other transactions as above described, a simple majority in a shareholders meeting is required.

     A director who has a Personal Interest in an extraordinary transaction considered by the Audit Committee or the board of directors, shall not participate in a discussion nor vote on such matter.

     In addition, a shareholder participating in a resolution regarding an extraordinary transaction (as defined in the Companies Law), with a Control Holder, or a transaction in which a Control Holder, or a first degree family member thereof has a Personal Interest must notify the company prior to the vote on such issue whether such a shareholder has a Personal Interest in such a resolution. In the absence of such notice, such shareholder shall not vote and the vote thereof shall not be valid.

     For information concerning the direct and indirect personal interests of certain Office Holders and principal shareholders of SimPlayer in certain transactions with SimPlayer, see "Interest of Management in Certain Transactions."

     The Company's Articles of Association provide that the Board may delegate all of its powers to committees of the Board as it deems appropriate, subject to the provisions of the Companies Law.

ITEM 11      COMPENSATION OF OFFICERS AND DIRECTORS

     The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and executive officers of SimPlayer as a group who served in such capacity for the year ended December 31, 1999:

                             Salaries, Directors' Fees,    Pension, Retirement
                              Commissions, and Bonuses     and Similar Benefits
                              ------------------------     --------------------
                                                 (in thousands)

All directors and officers as
a group (9 persons)*.........          940                          42

* Includes one individual who is no longer with SimPlayer and does not include two officers and one director who joined the Company in January and February of 2000.

ITEM 12      OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     In February 1995, the Board adopted and the shareholders approved the following plans: (i) the 1995 Stock Option Plan (the "1995 Stock Option Plan"), which provides, as amended, for the granting of options for the purchase of up to 1,910,298 shares; and (ii) the 1995 International Employee Stock Plan (the "International Plan"), which provides, as amended, for the granting of options for the purchase of up to 1,539,425 shares. The International Plan also provides for the granting of awards of SimPlayer's Ordinary Shares. The 1995 Stock Option Plan and the International Plan are collectively referred to as the "Plans."

     In February 2000, the Board voted and approved (subject to the approval of SimPlayer's shareholders meeting at the 2000 Annual Meeting of Shareholders) an aggregate increase in the number of shares of with respect to the International Plan, from 1,539,425 to 3,089,702 Ordinary Shares. There was no such change in the number of options available in the 1995 Stock Option Plan. The Board also voted and approved certain amendments to the 1995 Stock Option Plan to enable the management of the Company and the Company's subsidiaries (the "Companies") to grant options to purchase the Company's shares to employees, directors and officers of the Companies under terms and conditions that will allow the holders of options and Shares purchased pursuant to the terms of the Plan to either benefit from the provisions of Section 3(i) of the Israeli Income Tax Ordinance [New Version], as amended, (the "Ordinance") or be recognized pursuant to
Section 102 of the Ordinance and to comply with the Ordinance and its regulations and the Income Tax Rules (Tax Benefits in Stock Issuances to Employees) 5349-1989. Such revision shall enable persons who hold more than 10% of the issued and outstanding share capital of the Company or have the right to appoint member(s) to the Company's Board of Directors to benefit from tax advantages that are not applicable under the Existing Plan.

     Under the International Plan, options or share awards may not be transferred by the grantee except by will or the laws of descent and distribution. Under the 1995 Stock Option Plan, options and Ordinary Shares acquired upon the exercise of options shall be held by the escrow agent for two years from the date of the grant of the option. In addition, the 1995 Stock Option Plan includes a provision that allows the optionees to transfer their options to their relatives or to a company or a partnership fully owned by them.

     The Plans are administered by the Board or a committee appointed by the Board (the "Stock Option Committee"). The Stock Option Committee (comprised of Michael Anghel, Jonathan Ilany, Barry O'Callaghan and Patrick McDonagh) has broad discretion, subject to certain limitations (some of which are described below), to determine the persons entitled to receive options, or rights to purchase or share awards (in the case of the International Plan), the terms and conditions on which options, or rights to purchase or share awards (in the case of the International Plan) are granted and the number of shares subject thereto. The Plans will expire in 2005, unless terminated earlier by the Board.

     Options to purchase 1,594,321 Ordinary Shares were outstanding as of February 28, 2000, of which 277,692 were outstanding pursuant to the 1995 Stock Option Plan and 1,316,629 were outstanding pursuant to the International Plan. Of such outstanding options, 998,228 were held by executive officers and directors as a group (8 persons). 424,859 of the Company's outstanding options, including 330,000 options granted to directors of the Company, are subject to shareholder approval. All of the outstanding options were granted at exercise prices ranging from NIS 0.01 to $7.56 and vest at various times through October 2002.

     In connection with the private placement completed February 2000 of approximately 1.2 million Ordinary Shares, we issued warrants to purchase 55,000 Ordinary Shares at an exercise price of $6.00 per share, 35,000 Ordinary Shares at an exercise price of $8.00 per share, and 30,000 Ordinary Shares at an exercise price of $10.00 per share. Such warrants expire February 16, 2001.

ITEM 13      INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

BONUSES

     On September 15, 1999, after the approval of the Company's shareholders at the shareholders meeting on September 1, 1999, the Company paid $200,000 to Yoel Givol as a special bonus for completing the sale of LOGAL educational assets to Riverdeep.

     In connection with the transaction with Riverdeep, the Company paid to Ilan Tamir and Amir Harel bonuses for the successful completion of the transaction and the completion of certain development work required in connection with the transaction. These bonuses were approved by the Board of Directors on July 8 (Tamir) and July 10 (Harel). The total bonuses paid thereby to Messrs. Tamir and Harel together was $110,000.

SEVERANCE PAY

     On October 31, 1999 Mr. Givol's employment agreement with SimPlayer.com Ltd. was terminated, and was replaced by an agreement on substantially the same terms with SimPlayer.com Inc. as of November 1, 1999. As a result of the termination, and in accordance with the Company's existing policies, the Company transferred to Mr. Givol his accumulated severance and pension funds, and paid Mr. Givol for his vacation days. The new employment agreement does not change Mr. Givol's anti-dilution rights to preserve his percentage ownership by virtue of his stock and options holdings, at 15% of SimPlayer on a fully-diluted basis.

GIVOL EMPLOYMENT AGREEMENT

     In November 1998 and May 12, 1999, Mr. Givol's employment agreement was amended as described in the Company's Notice of Annual General Meeting of Shareholders dated August 2, 1999. All such amendments were subsequently duly approved by the Shareholders on September 1, 1999 at the Annual General Meeting of Shareholders or on September 13, 1999, at the resumption of an adjourned portion of the Annual General Meeting of Shareholders.

SHARE PURCHASE AGREEMENT - E-VISION LLC.COM LLC

     On October 11, 1999 certain of the Company's shareholders sold to EVISIONLLC.COM, LLC in a privately negotiated transaction, approximately 3.2 million Ordinary Shares, or approximately 54.5 percent of the then outstanding Ordinary Shares, for US$0.50 per share, or an aggregate payment of approximately $1.6 million in cash. The selling shareholders have also been given an option to repurchase some of such shares under certain circumstances. Mr. Givol and Mr. McDonagh each have beneficial ownership interests in EVISION LLC.COM, LLC. Upon closing, the Company appointed three new directors: Elaine LeBlanc, Barry O'Callaghan and Patrick McDonagh.

LOAN TO MR. GIVOL

     On January 31, 2000 the Company's Board of Directors approved a loan to Mr. Givol in the amount of $444,375. The term of the loan is 5 years and it bears interest of Libor +1%. Mr. Givol secured the loan by 100,000 Ordinary Shares of the Company which he owns.

PART II

ITEM 14      DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

PART III

ITEM 15      DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16      CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SHARES

     None.

PART IV

ITEM 17      FINANCIAL STATEMENTS

         Not applicable.  See Item 18.

ITEM 18      FINANCIAL STATEMENTS

         The Financial Statements included under Item 19(a) are incorporated herein by reference.

ITEM 19      FINANCIAL STATEMENTS AND EXHIBITS

(A)      INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors                                                                           F-2

Consolidated Financial Statements:

     Consolidated Balance Sheets at December 31, 1998 and 1999                                           F-3

     Consolidated Statements of Operations for each of the three years in the

     period ended December 31, 1997, 1998 and 1999                                                       F-5

     Consolidated Statements of Shareholders' Equity for each of the three

     years in the period ended December 31, 1997, 1998 and 1999                                          F-6

     Consolidated Statements of Cash Flows for each of the three years in

     the period ended December 31, 1997, 1998 and 1999                                                   F-7

     Notes to Consolidated Financial Statements                                                          F-9

(B)      LIST OF EXHIBITS

         1.1      Articles of Association (as amended).

         1.2      SimPlayer.com Ltd. 1995 Stock Option Plan (Amended).

         2.1      Consent of Kost, Forer and Gabbay, independent auditors.

         2.2 Form of Employment Agreement dated November 1, 1999 between Yoel Givol and SimPlayer.com, Inc.

         2.3 Asset Purchase Agreement, dated as of July 6, 1999, among Riverdeep Interactive Learning Ltd., Logal Educational Software and Services Ltd. and Logal Software, Inc. (filed on Form 6-K with the SEC on July 9, 1999 and incorporated herein by reference).

         2.4 Software License by and between SimPlayer.com, Inc. and Riverdeep Interactive Learning Ltd. (filed on Form 6-K with the SEC on July 9, 1999 and incorporated herein by reference).

         2.5 Sublease Agreement dated as of February 2000 with ASU International, Inc. for premises located at 91 Montvale Avenue, Stoneham, Massachusetts.

         2.6 Tenancy Agreement (Unprotected) dated January 4, 2000 with Gimzu Nihulit Engineering Services (1994) Inc. for premises located at 2B Mohaliver Street, Yehud, Israel.

         2.7 Tenancy Agreement dated December 14, 1999 between Ben-Muchtar Agency Upper Galilee Inc. and SimPlayer.com, Inc. for premises located in Sdei Eliezer, Israel.

         *2.8 Form of Subscription Agreement between Sports Ticker Enterprises, L.P. and SimPlayer.com, Inc.

         2.9 Form of Share Purchase Agreement between SimPlayer.com Ltd. and the several investors listed therein dated February 14, 2000 (including Schedule 7 thereto regarding registration rights).

         2.10 Forms of Warrants issued to Renanim Trading Ltd. on February 16, 2000.

*Filed in redacted form pending request to the Secretary of the Commission for confidential treatment pursuant to Rule 246-2 under the Exchange Act.

                               SIMPLAYER.COM LTD.
            (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


           CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999




                                      INDEX
                                                                         PAGE
                                                                       --------

Report of Independent Auditors                                            F2

Consolidated Balance Sheets                                             F3 - F4

Consolidated Statements of Operations                                     F5

Statements of Changes in Shareholders' Equity                             F6

Consolidated Statements of Cash Flows                                   F7 - F8

Notes to Consolidated Financial Statements                              F9 - F22



                                   -----------

                                                             ERNST & YOUNG
                                                             KOST FORER & GABBAY




                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                               SIMPLAYER.COM LTD.
             (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)



      We have audited the accompanying consolidated balance sheets of SimPlayer.com Ltd. (formerly: Logal Educational Software and Systems Ltd.) ("the Company") and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in the United States and Israel, including those prescribed by the Israeli Auditors Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in Israel. As applicable to the Company's financial statements, accounting principles generally accepted in the United States and Israel are identical in all material aspects.



Tel-Aviv, Israel                                   KOST FORER & GABBAY
February 15, 2000                       A Member of Ernst & Young International.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                DECEMBER 31,
                                                             ------------------
                                                               1998       1999
                                                             -------    -------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                  $ 1,438    $ 4,199
  Short-term deposits                                          1,136         --
  Marketable securities (Note 3)                                 774         --
  Trade receivables (net of allowance for doubtful
       accounts - $109 in 1998 and $0 in 1999) (Note 4)          797         --
  Other accounts receivable and prepaid expenses (Note 5)        180         99
  Inventories                                                     68         --
                                                             -------    -------

Total current assets                                           4,393      4,298
                                                             -------    -------

SEVERANCE PAY FUND (Note 8)                                      550         99
                                                             -------    -------

FIXED ASSETS, NET (Note 6)                                       431         67
                                                             -------    -------

Total assets                                                 $ 5,374    $ 4,464
                                                             =======    =======




The accompanying notes are an integral part of the financial statements.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                 DECEMBER 31,
                                                             ------------------
                                                               1998       1999
                                                             -------    -------
          LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term loans                      $    26    $    --
  Trade payables                                                 343        172
  Accrued expenses and other liabilities (Note 7)              1,506        671
                                                             -------    -------

Total current liabilities                                      1,875        843
                                                             -------    -------
LONG-TERM LIABILITIES:
  Accrued severance pay (Note 8)                                 541        133
  Accrued other liabilities                                      106         37
                                                             -------    -------

Total long-term liabilities                                      647        170
                                                             -------    -------

SHAREHOLDERS' EQUITY (Note 10):
  Share capital: Authorized - 10,000,000 Ordinary
     shares of NIS 0.01 par value; Issued and
     outstanding - 5,891,573 Ordinary shares at
     December 31, 1998 and 6,268,728 Ordinary
     shares at December 31, 1999                                  20         21
Additional paid-in capital                                    18,383     18,580
Accumulated deficit                                          (15,551)   (15,150)
                                                             -------    -------

Total shareholders' equity                                     2,852      3,451
                                                             -------    -------

Total liabilities and shareholders' equity                   $ 5,374    $ 4,464
                                                             =======    =======


The accompanying notes are an integral part of the financial statements.


--------------------        --------------------        --------------------
Date of approval of         Director                    Director
financial statements.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                      YEAR ENDED DECEMBER 31,
                                                  -----------------------------
                                                    1997       1998       1999
                                                  -------    -------    -------
Development fees (see note 1b)                    $    --    $    --    $   500
Cost of development fees                               --         --        103
                                                  -------    -------    -------

Gross profit                                           --         --        397

Operating expenses:
  Research and development costs, net                  --         --        947
  Marketing and selling expenses                       --         --        382
  General and administrative expenses                  --         --        560
                                                  -------    -------    -------

Operating loss                                         --         --     (1,492)
Financial income, net                                  --         --        129
Other income, net                                      --         --         29
                                                  -------    -------    -------

Loss from continuing operations                        --         --     (1,334)
                                                  -------    -------    -------
Discontinued operations:
  Loss from discontinued operations of segment     (5,092)    (3,032)    (2,607)
  Income on disposal of segment                        --         --      4,342
                                                  -------    -------    -------

Net income (loss)                                 $(5,092)   $(3,032)   $   401
                                                  =======    =======    =======
Basic and diluted income (loss) per share:

  From continuing operations                      $    --    $    --    $ (0.23)
  From discontinued operations                      (0.89)     (0.52)      0.30
                                                  -------    -------    -------

Basic and diluted income (loss) per share         $ (0.89)   $ (0.52)   $  0.07
                                                  =======    =======    =======

Weighted average number of shares outstanding       5,732      5,817      5,930
                                                  =======    =======    =======



The accompanying notes are an integral part of the financial statements.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                            ADDITIONAL               TOTAL
                                    SHARE     PAID-IN  ACCUMULATED SHAREHOLDERS'
                                   CAPITAL    CAPITAL    DEFICIT     EQUITY
                                  --------   --------   --------    --------
Balance as of January 1, 1997     $     20   $ 18,255   $ (7,427)   $ 10,848

  Amortization of unearned
    compensation on options issued
    to officers and employees           --         29         --          29
  Stock options exercised               --         18         --          18
  Net loss                              --         --     (5,092)     (5,092)
                                  --------   --------   --------    --------

Balance as of December 31, 1997         20     18,302    (12,519)      5,803

  Amortization of unearned
    compensation on options issued
    to officers and employees           --         78         --          78
  Stock options exercised               --          3         --           3
  Net loss                              --         --     (3,032)     (3,032)
                                  --------   --------   --------    --------

Balance as of December 31, 1998         20     18,383    (15,551)      2,852

  Amortization of unearned
    compensation on options issued
    to officers and employees           --         88         --          88
  Stock options exercised                1        109         --         110
  Net income                            --         --        401         401
                                  --------   --------   --------    --------

Balance as of December 31, 1999   $     21   $ 18,580   $(15,150)   $  3,451
                                  ========   ========   ========    ========


The accompanying notes are an integral part of the financial statements.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                      YEAR ENDED DECEMBER 31,
                                                  -----------------------------
                                                    1997       1998       1999
                                                  -------    -------    -------
Cash flows from operating activities:
------------------------------------

Net income (loss)                                 $(5,092)   $(3,032)   $   401
Adjustments to reconcile net income (loss) to
   net cash used in operating activities:

Compensation on options issued to
   officers and employees                              29         78         88
Loss (gain) on sale of fixed assets                    --         48        (13)
Gain from disposal of segment                          --         --     (4,342)
Depreciation                                          481        335        128
Write-off of fixed assets                             450        355         78
Decrease (increase) in trade receivables             (303)       837        476
Decrease in other accounts receivable and
   prepaid expenses                                   322        168         31
Decrease in inventories                             1,241         --         68
Increase (decrease) in trade payables                (198)       126       (171)
Increase (decrease) in accrued severance pay, net      51       (385)        43
Increase (decrease) in accrued expenses
   and other liabilities                              633       (368)      (467)
Interest accrued on short-term deposits               (63)       (40)        (7)
                                                  -------    -------    -------

Net cash used in operating activities              (2,449)    (1,878)    (3,687)
                                                  -------    -------    -------

Cash flows from investing activities:
------------------------------------

Realization of a segment (net of related
   expenses)(a)                                        --         --      4,462
Purchase of fixed assets                             (313)       (62)       (84)
Purchase of marketable securities                  (2,259)    (1,585)        --
Proceeds from sale of fixed assets                     29         37         69
Sale of marketable securities                       3,947      2,531        774
Purchase of short-term deposits                      (970)    (1,100)        --
Proceeds from sale of short-term deposits           3,593        549      1,143
                                                  -------    -------    -------

Net cash provided by investing activities           4,027        370      6,364
                                                  -------    -------    -------

The accompanying notes are an integral part of the financial statements.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                            YEAR ENDED DECEMBER 31,
                                                         -----------------------------
                                                           1997       1998       1999
                                                         -------    -------    -------
Cash flows from financing activities:
------------------------------------

   Proceeds from stock options exercised                      18          3        110
   Payment of long-term loans                                (64)       (40)       (26)
                                                         -------    -------    -------

Net cash provided by (used in) financing activities          (46)       (37)        84
                                                         -------    -------    -------

Increase (decrease) in cash and cash equivalents           1,532     (1,545)     2,761
Cash and cash equivalents at the beginning of the year     1,451      2,983      1,438
                                                         -------    -------    -------

Cash and cash equivalents at the end of the year         $ 2,983    $ 1,438    $ 4,199
                                                         =======    =======    =======

Supplemental disclosure of cash flows information:
-------------------------------------------------

   Cash paid during the year for interest                $     7    $     6    $     9
                                                         =======    =======    =======

(a) Realization of operations:

      Working capital                                    $    --    $    --    $   (66)
      Fixed assets, net                                       --         --        186
      Capital gain from discontinued operations               --         --      4,342
                                                         -------    -------    -------

                                                         $    --    $    --    $ 4,462
                                                         =======    =======    =======

The accompanying notes are an integral part of the financial statements.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:- GENERAL

       a.   Activity:

            - SimPlayer.com. Ltd. (formerly: Logal Educational Software and
              Systems Ltd.) ("the Company"), is an Israeli corporation, an early-stage venture which revolves around the SimPlayer technology, a web-enabled simulation technology, since its signing of the Riverdeep agreement (see Note 1b). The Company is engaged in research, development, design and marketing of internet technology which is intended to turn common web pages into applications that can convert raw data into dynamic visualizations.

            - Xlog Inc. (formerly: Logal Software Inc.) ("Xlog"), a
              wholly-owned United States subsidiary commenced its operations in July 1993. SimPlayer.com. Inc. ("SimPlayer U.S."), a wholly-owned United States subsidiary commenced operations in June 1999.

            - All references to the Company include, unless the context otherwise indicates, SimPlayer.com. Ltd. and its two subsidiaries.

       b.   The River-deep Agreement:

            During 1997 and 1998 the Company executed two restructuring plans (the later was not approved by the Board. Since the results of these plans did not meet the Company's expectations and the issue of going concern was raised, the Company and Xlog, the Company's wholly-owned subsidiary signed an asset purchase agreement with Riverdeep Interactive Learning Ltd. ("Riverdeep"), an Irish corporation. Under the agreement, the Company has agreed to sell to Riverdeep its intellectual property related to the Company's educational software for a total amount of $ 4.25 million. Xlog sold to Riverdeep its SQL software, its fixed assets, intangible assets (including trademarks, brand-names distribution agreements and other agreements) and its working capital assets for a total amount of $ 1 million. The closing of the asset sale contemplated by the agreement took place on July 15, 1999. The Company was paid an additional amount of $500 for providing certain development services to Riverdeep, which were recorded as revenues. These development fees were in conjunction with the above agreement, and are of a non-recurring nature. The Company accounted for its Educational Business as discontinued operations in accordance with APB 30, and accordingly, amounts in the financial statements have been separated from continuing operations and reported as a separate item in the statement of operations. The statement of operations for the years ended December 31, 1998 and 1997 have been reclassified to conform to the current year presentation in accordance to APB 30.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

            As part of the Agreement, the Company transferred all of its rights and obligations in respect of the Chief Scientist and the BIRD Foundation to Riverdeep. This arrangement included all contingent obligations to pay royalties to the Chief Scientist and to the BIRD Foundation as of July 15, 1999. The Company has paid all of its outstanding obligations to the Chief Scientist and BIRD Foundation as of July 15, 1999.

            Additionally, as part of the agreement, the Company terminated both of its plans from previous years granted under the Law for the Encouragement of Capital Investments, 1959. Currently, the Company does not hold the status of an "Approved Enterprise", and as a result, will be subject to regular income tax rate on future taxable income.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

       a.   Use of estimates:

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

       b.   Principles of consolidation:

            The consolidated financial statements include the financial statements of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

       c.   Financial Statements in U.S. dollars:

            The Company's transactions are recorded in New Israeli Shekels, however, a substantial portion of the Company's costs are incurred in U.S. dollars. Accordingly, the Company has determined the U.S. dollar as the currency of its primary economic environment and thus its functional and reporting currency.

            The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB"). All transactions gains and losses from remeasurement of monetary balances sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


       d.   Cash equivalents:

            Cash equivalents are short-term highly liquid investments that are readily convertible to cash and originally purchased with maturities of three months or less. The carrying amount reported on the balance sheet for cash and cash equivalents approximates its fair value.

       e.   Short-term deposits:

            The Company classifies deposits with maturities of more than three months and less than one year as short-term deposits. The short-term deposits are presented at their cost, including accrued interest.

       f.   Marketable securities:

            The Company classifies its marketable securities as "available-for-sale" securities in accordance with FASB statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Securities available-for-sale are carried at fair value, with the unrealized gains and losses net of income taxes, reported as a separate component of shareholders'quity. The marketable securities are comprised of Israeli Government bonds and bonds of financial institutions, presented at their market value, which approximate their cost.

       g.   Inventories:

            Inventories are composed of finished software products, and are stated at the lower of cost or market value. Cost is determined by using the "first-in, first-out" method.

       h.   Fixed assets:

            Fixed assets are stated at cost.

            Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                     $
                                                            -------------------

            Computers, accessories and peripheral equipment       20 - 33%
            Office furniture and equipment                         6 - 7%
            Motor vehicles                                          15%
            Leasehold improvements                          Over the lease term.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


       i.   Revenue recognition:

            Revenues from product development fees are recognized as the services are performed.

       j.   Advertising expenses:

            Advertising expenses are carried to the statement of operations as incurred.

       k.   Allowance for doubtful accounts:

            The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

       l.   Research and development costs:

            Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur any costs between the completion of the working model and the point at which the product is ready for general release. Therefore, through December 31, 1999, the Company has charged all software development costs to research and development expense, in the period in which they were incurred.

       m.   Basic and diluted net loss per share:

            Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share". The diluted earnings per share for the years 1997, 1998 and 1999 have not been presented as this would have an anti-dilutive effect.

            All outstanding stock options have been excluded from the calculation of the diluted loss per share because all such securities are antidilutive for the years in the period ended December 31, 1999. The total number of shares related to the outstanding stock options excluded from the calculations of diluted net loss per share were 1,317,057 for the year ended December 31, 1999.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

       n.   Accounting for stock issued to employees:

            The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's employee stock options equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma information with respect to the fair value of the options is provided according to the requirements of SFAS No. 123 "Accounting for Stock Based Compensation". (See Note 9).

       o.   Severance pay:

            The Company's liability for severance pay, is calculated pursuant to Israeli severance pay law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company records as expense the net increase in its funded or unfunded severance liability. Employees are entitled to one month salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with severance pay fund, insurance policies and by an accrual.

            The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon complying with the Israeli severance pay law or labor agreements. The value of deposited funds are based on the cash surrendered value of these policies, and include immaterial profits. Severance pay expense for the years ended December 31, 1997, 1998 and 1999 was $ 106, $ 75 and $ 205, respectively.

       p.   Long-lived assets:

            On January 1, 1996 the FASB issued statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121") which become effective as of that date. This Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscontinued cash flow estimated to be generated by those assets is less than the assets carrying amount.

       q.   Deferred income taxes:

            The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

       r.   Concentration of credit risk:

            SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance- Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

            Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents are deposited with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not otherwise insured. Management believes that the financial institutions that hold the Company's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

       s.   Fair value of financial instruments:

            The fair market value of the Company's cash and cash equivalents approximated its carrying value as of December 31, 1998 and 1999 due to the short term maturities of such items.

       t.   Impact of recently issued accounting standards:

            In June 1999, the Financial Accounting Standards Board issued No. 133 ("SFAS 133"), "Accounting for Derivative instruments and Hedging Activities" ("SFAS No. 133"). This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The FASB has issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of SFAS No. 133. The rule will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the impact of this new statement on the Company's consolidated balance sheets or results of operations to be material.

NOTE 3:- MARKETABLE SECURITIES

       The marketable securities are comprised of bonds of financial institutions. There was no profit on sales of marketable securities.

       In 1999, the Company sold all of its marketable securities at their cost.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 4:- TRADE RECEIVABLES
                                                          DECEMBER 31,
                                                       -----------------
                                                        1998       1999
                                                       ------     ------
         Accounts receivable                           $  987     $   --
         Less - allowance for doubtful accounts           109         --
         Less - allowance for returns                      81         --
                                                       ------     ------
                                                       $  797     $   --
                                                       ======     ======


NOTE 5:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

         Research and development grants to
            be received from the Government
            of Israel (see Note 1b)                    $   62     $   --
         Prepaid expenses                                  41         32
         Other                                             77         67
                                                       ------     ------
                                                       $  180     $   99
                                                       ======     ======

NOTE 6:- FIXED ASSETS

       a.   Cost:
            Computers, accessories and
               peripheral equipment                    $  967     $  280
            Office furniture and equipment                175         18
            Motor vehicles                                171         24
            Leasehold improvements                         20         --
                                                       ------     ------
                                                        1,333        322
                                                       ------     ------
            Accumulated depreciation:
            Computers, accessories and
               peripheral equipment                       692        247
            Office furniture and equipment                 99          7
            Motor vehicles                                 98          1
            Leasehold improvements                         13         --
                                                       ------     ------
                                                          902        255
                                                       ------     ------
            Depreciated cost                           $  431     $   67
                                                       ======     ======

       b. Depreciation expenses for the years ended December 31, 1997, 1998 and 1999 are $481, $335 and $128, respectively.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 7:- ACCRUED EXPENSES AND OTHER LIABILITIES
                                                          DECEMBER 31,
                                                      -------------------
                                                        1998       1999
                                                      --------   --------
         Employees and payroll accruals               $(*)182    $   121
         Deferred revenues                                360         --
         Accrued vacation pay                              86         13
         Accrued royalties payable                        352        309
         Accrued expenses and other payables           (*)526        228
                                                      --------   --------
                                                      $ 1,506    $   671
                                                      ========   ========
         (*) Reclassified.

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES

       a.   Marketing fund:

            The Company is required to pay royalties to the Fund for Encouragement of Marketing Activity at the rate of 3%, of increases in export sales up to the amount of the grants received by the Company, linked to the U.S. dollar.

            As of July 15, 1999 the Company has disposed its educational business (see note 1b). To this date, its contingent obligation to pay royalties was in the amount of $662. The royalty commitment will be subject to revenues generated from the disposed educational business. Management currently believes that the Company will have no revenues related to the disposed business.

       b.   Operating leases:

            The Company and its subsidiaries have various operating leases for office and Internet access, which expire at various dates. Until December 2001, those leases were included in the Company's restructuring plans. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 1999, are as follows:

                    2000          74
                    2001          37
                               ------
                                 111
                               ======

            Total rental expense under operating leases and Internet access was $ 401, $ 349 and $ 238 for the years ended December 31, 1997, 1998 and 1999, respectively.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 9:- SHAREHOLDERS' EQUITY

       a.   Share Option Plan:

            From February 1995 to December 1997, the Board of Directors of the Company adopted several share option plans pursuant to which 3,449,723 shares were reserved for issuance upon the exercise of options to be granted to employees of the Company and its subsidiaries (including senior management). As of December 31, 1999, 1,809,433 options were granted under the 1995 Stock Option Plan (the "1995 Stock Option Plan") and 2,658,247 were granted under the 1995 International Employee Stock Plan (the "International Plan").

            The Stock Option Plan and the International Plan are collectively referred to as the "Plans". The Plans are administered by the Stock Option Committee of the Board of Directors. The Stock Option Committee is empowered, among other things, to designate the recipients of options, the number of options granted, the option grant dates, the exercise price of options and term of each option (which may not exceed ten years).

            During 1998, the Company terminated several employees. For some of the terminated employees, the Board of Directors approved certain options to be deemed vested immediately on the employees termination date. Accordingly, the employees shall be entitled to exercise the aforementioned options during one year after the termination date.

            Since these conditions were not part of the initial employee option plan, the difference between the new exercise price and the share value on this date was recorded as compensation in the amount of $ 50.

            As a result of the Riverdeep sale agreement (see Note 1b), the Company has accelerated the options vesting period immediately. The acceleration was part of the Company's option plan, which specified that upon the disposal of material assets and liabilities, an immediate acceleration will be executed. No expense was recorded since the exercise price of the options was equal to or grater than the market price at the date of grant.

            During 1999, the Company terminated certain employees who were hired by Riverdeep. The Company has approved an amendment of the vesting period of the options of these individuals to be continued although they are no longer employees of the Company.

            Since these conditions were not part of the initial employee option plan, the difference between the new exercise price and the share value on this date was recorded as compensation in the amount of $70. This expense was included in discontinued operations.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

       The following table is a summary of activity for the Company's Stock Option Plan:

                                                    OPTIONS OUTSTANDING
                                       ------------------------------------------------
                                                                              WEIGHTED
                                                                  EXERCISE     AVERAGE
                                       AVAILABLE     NUMBER OF    PRICE PER     PRICE
                                       FOR GRANT      OPTIONS      OPTION     PER SHARE
                                       ---------     ---------    ---------   ---------
       Balance at January 1, 1997        217,080       717,242    0.01-1.15       0.69

            Shares authorized                 --            --
            Options granted             (358,000)      358,000     1.3-1.5        1.42
            Options canceled             197,364      (197,364)   0.01-1.15       0.69
            Options exercised                 --      (102,592)   0.01-1.15       0.69
                                       ---------     ---------

       Balance at December 31, 1997       56,444       775,286    0.01-1.5        1.32

            Shares authorized            999,275            --       --             --
            Options granted           (1,275,500)    1,275,500    0.01-1.5        0.58
            Options canceled             274,772      (274,772)   0.18-1.5        1.29
            Options exercised                 --       (61,662)      0.01         0.01
                                       ---------     ---------

       Balance at December 31, 1998       54,991     1,714,352    0.01-1.5        0.56

            Shares authorized          1,500,725            --       --             --
            Options granted           (2,063,321)    2,063,321    0.19-1.03       0.39
            Options canceled             519,653      (519,653)   0.01-1.5        0.47
            Options exercised                 --      (377,155)  0.01-0.375       0.29
                                       ---------     ---------

       Balance at December 31, 1999       12,048     2,880,865    0.01-1.5        0.49
                                       =========     =========

       242,276, 268,377 and 1,622,719 options were exercisable at December 31, 1997, 1998 and 1999, respectively, with a weighted average remaining life of eight, nine and four years, respectively. The weighted average exercise price of options exercisable at December 31, 1997, 1998 and 1999 was $ 1.01, $ 0.82 and $ 0.49, respectively, The weighted average fair value of the options at their dates of grant in 1997, 1998 and 1999 was $ 1.65, $ 0.62 and 0.39, respectively.

       In 1998, the Company re-priced 642,958 options at an exercise price of $0.375, the fair market value at the date of the re-pricing.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

       The options outstanding as of December 31, 1999, have been classified by range of exercise price, as follows:

                        OPTIONS          WEIGHTED                       OPTIONS
                      OUTSTANDING         AVERAGE        WEIGHTED     EXERCISABLE       WEIGHTED
                         AS OF           REMAINING       AVERAGE         AS OF           AVERAGE
        EXERCISE        DECEMBER        CONTRACTUAL      EXERCISE       DECEMBER        EXERCISE
         PRICE          31, 1999           LIFE           PRICE         31, 1999          PRICE
       ---------       ---------         ---------      ---------      ---------        ---------
       0.18-0.19         993,792           9.79            0.19           22,111           0.19
       0.375-0.5       1,697,073           7.76            0.39        1,585,608           0.44
         1.03            190,000           9.69            1.05           15,000           1.03
                       ---------                                       ---------
                       2,880,865                                       1,622,719
                       =========                                       =========

       Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using a Black & Scholes option pricing model with the following weighted-average assumptions for 1997, 1998 and 1999: risk-free interest rates of 6%, 5% and 6%, respectively, a volatility factor of the expected market price of the Company's common stock of 1.385, 1.705 and 4.815, respectively, and a weighted-average expected life of five years of the option.

       The Black & Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

            Pro forma information under FAS-123:

                                                    YEAR ENDED DECEMBER 31,
                                              ----------------------------------
                                                1997          1998        1999
                                              --------      --------    --------

            Net income (loss) as reported     $(5,092)      $(3,032)    $   401
                                              ========      ========    ========

            Pro forma net loss                $(5,478)      $(3,606)    $  (363)
                                              ========      ========    ========

            Pro forma basic and diluted net
                loss per share                $ (0.96)      $ (0.62)    $ (0.06)
                                              ========      ========    ========

       b.   Dividends:

            Dividends, if any, will be declared and paid in NIS. Dividends paid to shareholders outside Israel will be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of payment.

NOTE 10:- TAXES ON INCOME

       a.   Tax rates applicable to income in Israel:

            Income in Israel is taxed at the regular rate of 36% (see Note 1b).

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

       b.   Deferred income taxes:

            Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                                                       YEAR ENDED DECEMBER 31,
                                                 -----------------------------------
                                                   1997          1998          1999
                                                 -------       -------       -------
            Net operating loss carryforward      $ 2,517       $ 3,156       $ 2,239
            Allowance for doubtful accounts           15            74            --
            Accrued restructuring cost               117            47            --
                                                 -------       -------       -------

            Gross deferred tax assets              2,649         3,277         2,239
            Depreciation (tax liabilities)           (31)          (16)           --
                                                 -------       -------       -------

            Net deferred tax assets                2,618         3,261         2,239
            Valuation allowance                   (2,618)       (3,261)       (2,239)
                                                 -------       -------       -------

            Balance at the end of the year       $    --       $    --       $    --
                                                 =======       =======       =======

            The Company and its US subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from the above components. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

       c.   Tax loss carryforwards:

            At December 31, 1999, the Company has net operating loss carryforwards (indefinitely) relating to the Israeli operations of approximately $ 6,218 and SimPlayer. U.S. has a net operating loss carryforward of approximately $1,209, available to offset U.S. taxable federal income through 2014. The subsidiary Xlog has a net operating loss of approximately $8 million subsequent to the sale of its net assets (see note 1b), however utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

            The gains from the Riverdeep Agreement both in SimPlayer.com. Israel and in Xlog were offset against such loss carryforwards from previous years.

                                                              SIMPLAYER.COM LTD.
                         (FORMERLY: LOGAL EDUCATIONAL SOFTWARE AND SYSTEMS LTD.)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 11:- SELECTED STATEMENTS OF OPERATIONS DATA

                                                                    YEAR ENDED
                                                                    DECEMBER 31,
                                                                       1999
                                                                      -------
            Financial income, net:

            Financial expenses:
               Interest on short-term credit and long-term loans      $    (9)
                                                                      -------
            Financial income:
               Interest on income from deposits and gain from
                  marketable securities                                   135

               Foreign currency translation differences                     3
                                                                      -------
                                                                          138
                                                                      -------
                                                                      $   129
                                                                      =======


NOTE 12:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

       a. Wages, bonuses and other expenses paid to a shareholder and director of the Company amounted to $554 in the year ended December 31, 1999.

       b. The balance with related party is $82 as of December 31, 1999, included in other payables.

NOTE 13:- SUBSEQUENT EVENTS (UNAUDITED)

       In February 2000, the Company has signed an investment agreement. Under the agreement, the Company shall issue 1,202,500 Ordinary shares for the gross amount of approximately $6 million.

                                   SIGNATURES

         Pursuant to the Requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     SIMPLAYER.COM LTD.

                                     By: /s/ Yoel Givol
                                         -------------------------------------
                                         Yoel Givol
                                         President and Chief Executive Officer

Exhibit Index

Exhibit

                  (B)      LIST OF EXHIBITS

         1.1      Articles of Association (as amended).

         1.2      SimPlayer.com Ltd. 1995 Stock Option Plan (Amended).

         2.1      Consent of Kost, Forer and Gabbay, independent auditors.

         2.2 Form of Employment Agreement dated November 1, 1999 between Yoel Givol and SimPlayer.com, Inc.

         2.3 Asset Purchase Agreement, dated as of July 6, 1999, among Riverdeep Interactive Learning Ltd., Logal Educational Software and Services Ltd. and Logal Software, Inc. (filed on Form 6-K with the SEC on July 9, 1999 and incorporated herein by reference).

         2.4 Software License by and between SimPlayer.com, Inc. and Riverdeep Interactive Learning Ltd. (filed on Form 6-K with the SEC on July 9, 1999 and incorporated herein by reference).

         2.5 Sublease Agreement dated as of February 2000 with ASU International, Inc. for premises located at 91 Montvale Avenue, Stoneham, Massachusetts.

         2.6 Tenancy Agreement (Unprotected) dated January 4, 2000 with Gimzu Nihulit Engineering Services (1994) Inc. for premises located at 2B Mohaliver Street, Yehud, Israel.

         2.7 Tenancy Agreement dated December 14, 1999 between Ben-Muchtar Agency Upper Galilee Inc. and SimPlayer.com, Inc. for premises located in Sdei Eliezer, Israel.

        *2.8 Form of Subscription Agreement between Sports Ticker Enterprises, L.P. and SimPlayer.com, Inc.

         2.9 Form of Share Purchase Agreement between SimPlayer.com Ltd. and the several investors listed therein dated February 14, 2000 (including Schedule 7 thereto regarding registration rights).

         2.10 Forms of Warrants issued to Renanim Trading Ltd. on February 16, 2000.

*Filed in redacted form pending request to the Secretary of the Commission for confidential treatment pursuant to Rule 246-2 under the Exchange Act.